UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 28, 2025

Ryerson Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34735	26-1251524
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606
(Address of principal executive offices) (Zip Code)

(312) 292-5000

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value, 100,000,000 shares authorized	RYI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 28, 2025, Ryerson Holding Corporation, a Delaware corporation (“Ryerson”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Ryerson, Crimson MS Corp., an Ohio corporation and a direct wholly owned subsidiary of Ryerson (“Merger Sub”), and Olympic Steel, Inc., an Ohio corporation (“Olympic”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Olympic (the “Merger”), with Olympic surviving the Merger as a wholly owned subsidiary of Ryerson. All defined terms used in this summary of the Merger Agreement that are not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement, at the date and time the Merger becomes effective (the “Effective Time” and, such date, the “Closing Date”), each share of common stock, without par value per share, of Olympic (“Olympic Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into and thereafter represent the right to receive 1.7105 shares of common stock (the “Exchange Ratio”), $0.01 par value per share, of Ryerson (the “Ryerson Common Stock”) (rounded down to the nearest whole share) and, if applicable, cash in lieu of fractional shares (the “Merger Consideration”).

Treatment of Stock-Based and Long-Term Cash Awards

As of the Effective Time, each time-based restricted stock unit with respect to shares of Olympic Common Stock granted by Olympic (each, an “Olympic RSU”) that is outstanding immediately prior to the Effective Time will be assumed by Ryerson and converted into a restricted stock unit award with respect to shares of Ryerson Common Stock (rounded down to the nearest whole share) equal to the product of (X) the number of shares of Olympic Common Stock subject to such Olympic RSU multiplied by (Y) the Exchange Ratio. Each assumed and converted Olympic RSU will remain subject to the same terms and conditions that applied to such Olympic RSU immediately prior to the Effective Time, including (1) accelerated vesting and payment as a result of the closing, if any, (2) any requirement for continued service, and (3) the holder’s right to make an election, to receive cash in lieu of shares. If a holder of an Olympic RSU elects to receive a cash settlement pursuant to the terms of an applicable Olympic RSU award agreement, such cash payment will equal the product of (x) the number of shares of Ryerson Common Stock subject to the assumed and converted restricted stock unit award multiplied by (Y) the closing price per share of Ryerson Common Stock on the Closing Date. Any such cash payments will be paid by Olympic (or one of its affiliates) through its regular payroll practices within 30 days following the Closing Date.

As of the Effective Time, each Olympic RSU that was contributed to and used to fund a participant’s account balance in Olympic’s Supplemental Executive Retirement Plan (“SERP”) will be canceled and converted into a cash amount equal to (A) the product of (X) the number of shares of Olympic Common Stock subject to such Olympic RSU, multiplied by (Y) the Exchange Ratio, multiplied by (B) the closing price per share of Ryerson Common Stock on the Closing Date. The converted cash amount will be credited to the participant’s SERP account, subject to the payment timing requirements and other terms of the SERP.

As of the Effective Time, each performance stock unit with respect to shares of Olympic Common Stock granted by Olympic (each, an “Olympic PSU”) that is outstanding immediately prior to the execution of the Merger Agreement will be canceled and converted into the right to receive a cash payment equal to (i) the product of (A) the number of shares of Olympic Common Stock subject to such Olympic PSU (assuming achievement based on actual performance for outstanding Olympic PSUs granted in 2023 and deemed target levels of performance for outstanding Olympic PSUs granted in 2024 and 2025), multiplied by (B) the Exchange Ratio, multiplied by (ii) the closing price per share of Ryerson Common Stock on the Closing Date, to be paid in cash by Olympic (or one of its affiliates) through its regular payroll practices within 30 days following the Closing Date. Each Olympic PSU that is granted following the execution of the Merger Agreement that is outstanding immediately prior to the Effective Time will be assumed by Ryerson and converted into a performance-based vesting restricted stock unit covering that number of whole shares of Ryerson Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Olympic Common Stock subject to such Olympic PSU multiplied by (B) the Exchange Ratio and will remain subject to the same terms and conditions that applied to such Olympic PSU immediately prior to the Effective Time (including continued service requirements and performance-based vesting conditions).

As of the Effective Time, each restricted stock award with respect to shares of Olympic Common Stock granted by Olympic (each, an “Olympic RSA”) that is outstanding immediately prior to the execution of the Merger Agreement will vest immediately prior to the Effective Time. Each restricted stock award granted following the date on which the Merger Agreement is executed will vest on a prorated basis based on the number of days that elapse between January 1 of the calendar year in which the grant date occurs and the Effective Time. At the Effective Time, each Olympic RSA that vests in connection with the closing will be canceled and converted into the right to receive the Merger Consideration and all outstanding and unvested Olympic RSAs will be automatically canceled and forfeited for no consideration.

As of the Effective Time, each time-based long-term cash incentive award granted under the Olympic C-Suite Long Term Incentive Plan that is outstanding immediately prior to the Effective Time will be assumed by Ryerson and remain subject to the same terms and conditions that applied to such time-based long-term cash incentive award immediately prior to the Effective Time (including any requirement for continued service).

As of the Effective Time, each performance-based cash award granted under the Olympic C-Suite Long Term Incentive Plan prior to the date on which the Merger Agreement is executed that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive a cash payment equal to the amount that would be owed under such performance-based cash award (based on actual performance levels for outstanding performance-based cash awards granted in 2023 and deemed target levels of performance for outstanding performance-based cash awards granted in 2024 and 2025) to be paid in cash in accordance with Olympic’s (or one of its affiliates’) regular payroll practices within 30 days following the Closing Date. Each performance-based cash award that is granted following the execution of the Merger Agreement that is outstanding immediately prior to the Effective Time will be assumed by Ryerson and converted into a performance-based cash award and will remain subject to the same terms and conditions that applied to such performance-based cash award immediately prior to the Effective Time (including any requirement for continued service and performance-based vesting conditions).

At the Effective Time, each phantom stock award granted under the Olympic Amended and Restated 2007 Omnibus Incentive Plan (the “Olympic Stock Plan”) that is outstanding immediately prior to the Effective Time (“Olympic Phantom Award”) will be assumed by Ryerson and converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) with respect to shares of Ryerson Common Stock equal to the product of (A) the number of phantom units subject to such Olympic Phantom Award multiplied by (B) the Exchange Ratio (“Assumed Phantom Award”) and will otherwise remain subject to the same terms and conditions that applied to such Olympic Phantom Award immediately prior to the Effective Time, provided, that (i) a portion of each Assumed Phantom Award will vest on a prorated basis based on the number of days completed in the applicable performance period through the Effective Time, and the vested portion will be paid in cash within 30 days following the Closing Date in accordance with Olympic’s (or one of its affiliates’) regular payroll practices, based on the per-share closing price of Ryerson Common Stock on the Closing Date and (ii) a portion of the Assumed Phantom Award that does not vest at the Effective Time will be assumed and remain outstanding and will remain subject to the same terms and conditions that applied to the Assumed Phantom Award immediately prior to the Effective Time (including, the requirement of continued service through the last day of the applicable performance period).

At the Effective Time, all other long-term cash awards granted under the Olympic Stock Plan will be treated in accordance with the terms of the applicable plan or award agreement, including awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan, which will remain outstanding and eligible to vest in accordance with, and subject to, the terms thereof, including (i) a portion of the award will vest on a prorated based on the number of days in the performance period that have been completed on the Closing Date and (ii) the portion of the award that does not vest at the Effective Time will continue to be outstanding and subject to the same terms and conditions that applied prior to the Effective Time (including continued service requirements through the last day of the applicable performance period). The vested portion of any such award will be paid in cash within 30 days following the Closing Date in accordance with Olympic’s (or one of its affiliates’) regular payroll practices.

Post-Closing Governance

In connection with the consummation of the Merger, Ryerson will increase the size of Ryerson’s board of directors (the “Ryerson Board”) to 11 directors, consisting of seven incumbent directors of Ryerson and four directors designated in writing by Olympic and reasonably acceptable to Ryerson at least ten business days prior to the closing of the Merger from among the directors then serving on the Olympic Board (collectively, the “Olympic Director Nominees”). In the event that the Closing occurs prior to the mailing of the proxy statement for Ryerson’s annual meeting of stockholders for 2026, Ryerson has agreed to take such actions as may be necessary to nominate each Olympic Director Nominee to the Ryerson Board, to the extent such Olympic Director Nominee’s term expires as of Ryerson’s annual meeting of stockholders for 2026.

In addition, in connection with the consummation of the Merger, Ryerson will take all actions necessary to cause Richard Marabito to be appointed as the President and Chief Operations Officer of Ryerson, Andrew Greiff to be appointed as the Executive Vice President of Ryerson and President of Olympic, Richard Manson to be appointed the Senior Vice President of Finance of Ryerson and Zachary Siegal to be appointed as the Senior Vice President of Business Development of Ryerson.

Conditions to the Merger

Completion of the Merger is subject to the satisfaction or waiver of certain conditions including (a) the adoption of the Merger Agreement by the Olympic shareholders; (b) the approval of the issuance of shares of Ryerson Common Stock in connection with the Merger by Ryerson’s stockholders; (c) the effectiveness of Ryerson’s registration statement on Form S-4; (d) the approval for listing the shares of Ryerson Common Stock issuable to the stockholders of Olympic pursuant to the Merger Agreement on the NYSE; (e) the receipt of approvals under the HSR Act; (f) the absence of any law or order prohibiting the consummation of the Merger; (g) a customary “bringdown” of Ryerson’s and Olympic’s representations and warranties; (h) compliance by Ryerson and Olympic with the covenants in the Merger Agreement to the applicable standard set forth therein, (i) the receipt of certain legal opinions as to tax matters by the parties and (j) the absence of a material adverse effect on either Ryerson or Olympic.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of Ryerson and Olympic relating to their respective businesses and public filings. The Merger Agreement also contains customary pre-closing covenants, including the obligation of Ryerson and Olympic to conduct their businesses in the ordinary course of business consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

Ryerson and Olympic have each agreed to customary non-solicitation obligations related to soliciting or engaging in any discussions or negotiations regarding competing proposals. Notwithstanding such non-solicitation obligations, prior to obtaining stockholder approval and under certain specified circumstances, the Ryerson Board or the Olympic Board, in each case, may change its recommendation of the transaction and Olympic may terminate the Merger Agreement in connection with any such change in recommendation of the Olympic Board.

Termination

The Merger Agreement contains provisions granting each of Ryerson and Olympic the right to terminate the Merger Agreement under specified circumstances, including: (a) if a permanent legal prohibition enjoins the consummation of the Merger; (b) if the Merger is not completed by April 28, 2026 (which date may be extended to July 28, 2026 if certain regulatory approvals have not been obtained); (c) if either party fails to obtain stockholder approval; (d) by Olympic, if, prior to Olympic receiving shareholder approval, Olympic enters into a definitive written agreement providing for the consummation of a Superior Proposal (as defined in the Merger Agreement) in accordance with Section 5.4 of the Merger Agreement; (e) by either Olympic or Ryerson, as applicable, if the other party has breached its representations or warranties or failed to perform its covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to cure rights of the breaching party; (f) by Olympic if Ryerson’s board of directors makes a Parent Adverse Recommendation Change; (g) by Ryerson, if Olympic’s board of directors makes a Company Adverse Recommendation Change; or (h) by either Olympic or Ryerson, as applicable, if the other party committed a willful and material breach of its non-solicitation obligations.

If the Merger Agreement is terminated due to Ryerson’s board of directors changing or withdrawing its recommendation in connection with the Merger, or due to Ryerson committing a willful and material breach of its non-solicitation obligations, Ryerson will be required to pay to Olympic $15 million. If the Merger Agreement is terminated due to Olympic’s board of directors changing its recommendation in connection with the Merger, or due to Olympic committing a willful and material breach of its non-solicitation obligations, then Olympic will be required to pay Ryerson $15 million. In addition, if the Merger Agreement is terminated due to either party’s failure to obtain stockholder approval (and Ryerson’s board of directors has not changed or withdrawn its recommendation in connection with the Merger), Ryerson or Olympic, as applicable, will be required to reimburse the other party for its expenses incurred in connection with the transaction in an amount not to exceed $10 million.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been included to provide securityholders and investors with information regarding its terms. It is not intended to provide any other factual information about Ryerson, Olympic or any other person. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to securityholders. Securityholders and investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Ryerson or Olympic. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Ryerson’s or Olympic’s public disclosures.

Item 5.02	Departure of Directors or Principal Officers, Election of Directors; Appointment of Principal Officers.

Ryerson Board Changes and Officer Appointments

In connection with the Closing of the Merger Agreement, Stephen Larson, a director of Ryerson, notified Ryerson of his intent to resign from the Ryerson Board, effective upon the closing of the Merger. The resignation is not the result of any disagreements with Ryerson relating to Ryerson’s operations, policies or practices.

Upon Closing, Michael Siegal, age 72, will be appointed as the Chair of the Ryerson Board. In connection with Mr. Siegal’s expected appointment to the Ryerson Board, Ryerson and Mr. Siegal entered into a letter agreement (the “Board Chair Letter Agreement”). As set forth in the Board Chair Letter Agreement, at the Effective Time there will be no changes to Mr. Siegal’s compensation.

There are no arrangements or understandings between Mr. Siegal and any other persons pursuant to which he was selected to be the Chair of the Ryerson Board, other than as set forth in the Merger Agreement and the Board Chair Letter Agreement. There are no family relationships between Mr. Siegal and any previous or current officers or directors of Ryerson. Pursuant to the Merger Agreement, Ryerson agreed to appoint, subject to and effective upon the Closing, Zachary Siegal, the son of Mr. Siegal, as the Senior Vice President, Business Development of Ryerson. Upon appointment, Zachary Siegal will be compensated in a manner that is appropriate for his responsibilities and experience. Except as set forth herein, there are no related party transactions with respect to Mr. Siegal reportable under Item 404(a) of Regulation S-K.

The foregoing description of the Board Chair Letter Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Board Chair Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

President, Chief Operating Officer Appointee

Contingent and effective upon the Effective Time, on October 28, 2025, Ryerson and Olympic entered into a Letter Agreement (the “Letter Agreement”), with Richard Marabito, Chief Executive Officer of Olympic, pursuant to which Mr. Marabito will be appointed as the President and Chief Operating Officer of Ryerson at the Effective Time. Mr. Marabito, age 61, has served as the Chief Executive Officer of Olympic since January 2019. From March 2000 through December 2018, Mr. Marabito served as Olympic’s Chief Financial Officer. Mr. Marabito joined Olympic in 1994 as Corporate Controller and served in this capacity until March 2000. Mr. Marabito also served as Treasurer from 1994 through 2002 and again from 2010 through 2012. Prior to joining Olympic, Mr. Marabito served as Corporate Controller for a publicly traded wholesale distribution company and was employed by a national accounting firm in its audit department. Mr. Marabito currently serves on the board of the American Iron and Steel Institute and on the Board of Trustees for the University of Mount Union. Since August 2021, Mr. Marabito has served on the Board and currently serves as the Chair of the Audit Committee of CBIZ, Inc., one of the nation’s top providers of accounting, tax and advisory services.

Pursuant to the Letter Agreement, at the Effective Time Mr. Marabito will be entitled to receive a one-time sign on award with a grant date fair value of $3,880,000 restricted stock units, which will vest on the third anniversary of the Closing, subject to Mr. Marabito’s continued employment through such date. There will be no additional changes to Mr. Siegal’s compensation arrangements as a result of this appointment at this time.

There are no arrangements or understandings between Mr. Marabito and any other persons pursuant to which he was selected as President and Chief Operating Officer of Ryerson, other than as set forth in the Merger Agreement and the Letter Agreement. There are no family relationships between Mr. Marabito and any previous or current officers or directors of Ryerson, and there are no related party transactions with respect to Mar. Marabito reportable under Item 404(a) of Regulation S-K.

The foregoing description of the Letter Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving Ryerson and Olympic, including future financial and operating results, Ryerson’s and Olympic’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic shareholder approvals; the risk that Ryerson and Olympic may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to the consummation of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected or that the proposed transaction may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Ryerson’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; currency rate fluctuations; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic’s businesses and other factors described in Ryerson’s respective filings with the Securities and Exchange Commission (the “SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Ryerson and Olympic, or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements are based on the estimates and opinions of management as of the date of this Current Report on Form 8-K; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ryerson and Olympic intend to file a joint proxy statement with the SEC and Ryerson intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of Ryerson and Olympic and that will also constitute a prospectus of Ryerson. Each of Ryerson and Olympic may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Olympic or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Ryerson and Olympic. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OLYMPIC, RYERSON, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Olympic, Ryerson and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Olympic may be obtained free of charge by directing a request by mail to Olympic’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

PARTICIPANTS IN THE SOLICITATION

Olympic, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Olympic’s directors and executive officers is available in Olympic’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of October 28, 2025, by and among Ryerson Holding Corporation, Crimson MS Corp., and Olympic Steel, Inc.

10.1	Letter Agreement, dated as of October 28, 2025, by and among Ryerson Holding Corporation, Olympic Steel, Inc. and Michael Siegal.

10.2	Letter Agreement, dated as of October 28, 2025, by and among Ryerson Holding Corporation, Olympic Steel, Inc. and Richard Marabito.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) and (a)(6) of Regulation S-K. Ryerson hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON HOLDING CORPORATION

Date: October 29, 2025	By:	/s/ James J. Claussen
	Name:	James. J. Claussen
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

OLYMPIC STEEL, INC.,

RYERSON HOLDING CORPORATION,

and

CRIMSON MS CORP.

Dated as of October 28, 2025

(i)

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT		37

4.1	Corporate Organization	37
4.2	Parent Capitalization	38
4.3	Authority; Execution and Delivery; Enforceability	39
4.4	No Conflicts	40
4.5	SEC Documents; Financial Statements; Undisclosed Liabilities	40
4.6	Absence of Certain Changes or Events	42
4.7	Information Supplied	42
4.8	Legal Proceedings	42
4.9	Compliance with Laws	43
4.10	Permits	43
4.11	Employee Benefit Plans	43
4.12	Employee and Labor Matters	46
4.13	Environmental Matters	47
4.14	Real Property	49
4.15	Tax Matters	50
4.16	Material Contracts	52
4.17	Intellectual Property	53
4.18	Data Privacy	55
4.19	Anti-Corruption and Trade Sanctions	55
4.20	Broker’s Fees	56
4.21	Opinion of Financial Advisor	56
4.22	Insurance	56
4.23	Ownership of Company Common Stock	56
4.24	Related Party Transactions	56
4.25	Merger Sub	57
4.26	Financing	57
4.27	Parent Material Customers and Parent Material Suppliers	57
4.28	No Other Representations or Warranties	57

ARTICLE 5 COVENANTS		58

5.1	Conduct of Business by the Company and its Subsidiaries Pending the Effective Time	58
5.2	Conduct of Business by Parent and its Subsidiaries Pending the Effective Time	62
5.3	Preparation of the Joint Proxy Statement and Form S-4; Stockholder and Shareholder Meetings.	65
5.4	No Solicitation of Transactions	69
5.5	Access to Information; Confidentiality	73
5.6	Appropriate Action	74
5.7	Certain Notices	76
5.8	Public Announcements	76
5.9	Director and Officer Indemnification	77

(ii)

5.10	Stock Exchange Listing	78
5.11	Section 16 Matters	79
5.12	Stockholder and Shareholder Litigation	79
5.13	Tax Matters	80
5.14	Employee Matters	81
5.15	Cooperation as to Integration	84
5.16	Financing Matters	84
5.17	Dividends	84
5.18	Stock Exchange Delisting and Deregistration	85
5.19	Section 280G	85
5.20	Takeover Statutes	85
5.21	Obligations of Merger Sub	85

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		85

6.1	Conditions to Obligations of Each Party Under This Agreement	85
6.2	Conditions to Obligations of Parent and Merger Sub Under This Agreement	86
6.3	Conditions to Obligations of the Company Under This Agreement	87

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		88

7.1	Termination	88
7.2	Effect of Termination	90
7.3	Expenses; Termination Fees	91
7.4	Amendment or Supplement	93
7.5	Extension of Time; Waiver	93

ARTICLE 8 GENERAL PROVISIONS		93

8.1	Survival	93
8.2	Notices	94
8.3	Certain Definitions	94
8.4	Headings	104
8.5	Severability	104
8.6	Entire Agreement	104
8.7	Assignment	104
8.8	No Third Party Beneficiaries	105
8.9	Mutual Drafting; Interpretation	105
8.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	106
8.11	Counterparts	107
8.12	Specific Performance	107
8.13	Disclosure Schedules	107

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Code of Regulations of the Surviving Corporation
Exhibit C	Form of Parent Tax Representation Letter
Exhibit D	Form of Company Tax Representation Letter

(iii)

TERMS DEFINED OUTSIDE OF SECTION 8.3

Defined Term	Section
Agreement	Preamble
Applicable Date	Section 3.5(f)
Assumed RSU	Section 2.5(a)(i)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.11(h)
Code	Recitals
Common Stock Merger Consideration	Section 2.1(b)
Company	Preamble
Company Adverse Recommendation Change	Section 5.3(b)(iii)
Company Benefit Plan	Section 3.11(a)
Company Board	Recitals
Company Board Recommendation	Section 3.3(b)
Company Book-Entry Shares	Section 2.1(c)
Company Business Personnel	Section 3.12(a)
Company Cash Awards	Section2.5(f)
Company Certificate	Section 2.1(c)
Company Charter	Section 3.1(a)
Company Code of Regulations	Section 3.1(a)
Company Common Stock	Recitals
Company Leased Real Property	Section 3.14(b)
Company Material Contracts	Section 3.16(a)
Company Material Customer	Section 3.25
Company Material Supplier	Section 3.25
Company Owned Real Property	Section 3.14(a)
Company Pension Plan	Section 3.11(e)
Company Performance-Based Cash Award	Section 2.5(f))
Company Preferred Stock	Section 3.2(a)
Company PSU	Section 2.5(b)
Company Real Property	Section 3.14(c)
Company RSA	Section 2.5”€
Company RSU	Section 2.5(a)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(c)
Company Shareholder Approval	Section 3.3(b)
Company Shareholders Meeting	Section 5.3(b)(i)
Company Termination Fee	Section 7.3(b)
Competing Proposal	Section 5.4(g)(i), Section 7.3(c)
Competing Proposal Notice	Section 5.4(b)

(iv)

Confidentiality Agreement	Section 5.5(a)
Continuing Employee	Section 5.14(a)
D&O Insurance	Section 5.9(c)
Effective Time	Section 1.3
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)
Excluded Benefits	Section 5.14(a)
Excluded Share	Section 2.1(a)
Extended Outside Date	Section 7.1(b)(ii)
FCPA	Section 3.19(a)
Form S-4	Section 3.7
Fractional Shares Cash Amount	Section 2.3
Indemnitee	Section 5.9(a)
Indemnitees	Section 5.9(a)
Initial Outside Date	Section 7.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	Section 5.4(g)(ii)
Labor Consultations	Section 5.14(e)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.1(d)
Multiemployer Plan	Section 3.11(e)
Negotiation Period	Section 5.4(b)
NYSE Listing Application	Section 5.10
OFAC	Section 3.19(c)
OGCL	Recitals
Outside Date	Section 7.1(b)(ii)
Parent	Preamble
Parent Adverse Recommendation Change	Section 5.3(c)(iii)
Parent Benefit Plan	Section 4.11(a)
Parent Board	Recitals
Parent Board Recommendation	Section 4.3(b)
Parent Business Personnel	Section4.12(a)
Parent Bylaws	Section 4.1(a)
Parent Charter	Section 4.1(a)
Parent Common Stock	Section 2.1(b)
Parent Common Stock Issuance	Section 4.3(b)
Parent Leased Real Property	Section 4.15(b)
Parent Material Contracts	Section 4.16(a)
Parent Material Customer	Section 4.27
Parent Material Supplier	Section 4.27
Parent Owned Real Property	Section 4.14(a)
Parent Pension Plan	Section 4.11(e)
Parent Preferred Stock	Section 4.2(a)

(v)

Parent PSUs	Section 4.2(a)
Parent Real Property	Section 3.14(c)
Parent RSUs	Section 4.2(a)
Parent SEC Documents	Section 4.5(a)
Parent SEC Financial Statements	Section 4.5(c)
Parent Stock Options	Section 4.2(a)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders Meeting	Section 5.3(c)(i)
Parent Termination Fee	Section 7.3(d)
Permits	Section 3.10
Permitted Dividend	Section 5.17
Post-Closing Plans	Section 5.14(a)
Privacy Laws	Section 3.18
Remedial Action	Section 5.6(c)
Sanctioned Country	Section 3.19(c)
Sanctioned Persons	Section 3.19(c)
Sanctions	Section 3.19(e)
Sarbanes-Oxley Act	Section 3.5(b)
Security Incident	Section 3.18
SERP	Section 2.5(a)(iii)
SERP RSU Cash Amount	Section 2.5(a)(iii)
Superior Proposal	Section 5.4(g)(iii)
Surviving Corporation	Section 1.1(a)
Takeover Statute	Section 3.3(c)
Trade Control Laws	Section 3.19(e)
Transactions	Recitals
Union	Section 3.12(a)
Withholding Agent	Section 2.6

(vi)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 28, 2025, by and among Olympic Steel, Inc., an Ohio corporation (the “Company”), Ryerson Holding Corporation, a Delaware corporation (“Parent”), and Crimson MS Corp., an Ohio corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, Parent, Company and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (as amended, the “OGCL”), pursuant to which, except as otherwise provided in Article 2, each share of common stock, without par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of Parent, the Company and Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the “Transactions”) and determined that it is fair to, advisable and in the best interests of their respective companies, and that the shareholders of the Company and the stockholders of Parent adopt this Agreement and consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, subject to Section 5.4, resolved to recommend the approval of the Parent Common Stock Issuance by the Parent stockholders, and following the execution and delivery of this Agreement, Parent shall adopt and approve this Agreement and the Transactions as the sole shareholder of Merger Sub;

WHEREAS, the Board of Directors of each of the Company (the “Company Board”) and the Board of Directors of Merger Sub has, subject to Section 5.4, in each case unanimously resolved to recommend the adoption of this Agreement by the Company shareholders (in the case of the Company Board) and Parent as sole shareholder of Merger Sub (in the case of the Board of Directors of Merger Sub);

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the OGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Parent. References herein to “the Company” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the OGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the OGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within two Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the Party entitled to waive such conditions at the Closing) or at such other time and place as Parent and the Company shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall (a) cause a certificate of merger executed in accordance with, and containing such information as is required by, the OGCL, and otherwise in a form and substance reasonably acceptable to Parent and the Company (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Ohio in accordance with the OGCL and (b) shall make all other filings or recordings required under the OGCL. The Merger shall become effective concurrently upon the due filing of the Certificate of Merger with the Secretary of State of the State of Ohio, or such later time as Parent and the Company shall agree and specify in the Certificate of Merger in accordance with the OGCL (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Articles of Incorporation and Code of Regulations of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by the Company, Parent, Merger Sub or any other Person, the articles of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety as set forth as Exhibit A, and as so amended and restated shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable

Law. In addition, at the Effective Time, by virtue of the Merger and without any action by the Company, Parent, Merger Sub or any other Person, the code of regulations of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit B, and as so amended and restated shall be the code of regulations of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.5 Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the Parties shall take all necessary action such that (i) the directors of Merger Sub as of immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and code of regulations of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

(b) Prior to, and conditioned upon the occurrence of, the Effective Time, Parent shall take all actions necessary in order to cause, effective upon the Effective Time, the size of the Parent Board to be increased to 11 directors, consisting of seven incumbent directors of the Parent Board and four directors designated in writing by the Company at least ten Business Days prior to the Closing Date from among the directors serving on the Company Board as of immediately prior to the Effective Time, to serve in accordance with the certificate of incorporation and bylaws of Parent; provided, that each such director designated by the Company shall be reasonably acceptable to Parent acting in its sole discretion. In the event that the Closing occurs prior to the mailing of the proxy statement for Parent’s annual meeting of stockholders for 2026, subject to each such individual’s continued willingness and ability to serve, Parent shall take such actions as may be necessary to nominate each former director of the Company appointed to the Parent Board at the Closing, to the extent such director’s term on the Parent Board expires as of the Parent’s annual meeting for such year, for election to the Parent Board at such annual meeting of Parent.

(c) Prior to, and conditioned upon the occurrence of, the Effective Time, Parent shall take all actions necessary in order to cause, effective upon the Effective Time, to the extent such officer is employed by the Company immediately prior to the Effective Time, (i) Richard Marabito to be appointed the President and Chief Operating Officer of Parent, (ii) Andrew Greiff to be appointed an Executive Vice President of Parent and President of the Company, (iii) Richard Manson to be appointed the Senior Vice President of Finance of Parent and (iv) Zachary Siegal to be appointed the Senior Vice President of Business Development of Parent and shall hold such office in accordance with the certificate of incorporation and bylaws of Parent or the Company, as applicable.

1.6 Presence in Cleveland. From and after the Effective Time until the Board reasonably determines, the Surviving Corporation shall maintain a presence in the Cleveland metropolitan area.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the following securities:

(a) Each share of Company Common Stock held by the Company as treasury stock or held directly by Parent or Merger Sub (or any direct or indirect wholly owned Subsidiaries of the Company, Parent Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be canceled (each such share of Company Common Stock, an “Excluded Share”) and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 2.1(a), Section 2.2, Section 2.3, and Section 2.4, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.01 par value per share, of Parent (“Parent Common Stock”), equal to the Exchange Ratio rounded down to the nearest whole share as contemplated by Section 2.3 (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3. The Common Stock Merger Consideration to be issued pursuant to this Section 2.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3 are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 1.7105.

(c) All of the outstanding shares of Company Common Stock (other than Excluded Shares) shall be converted into the right to receive the Merger Consideration pursuant to this Section 2.1 and all such shares of Company Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Company Common Stock (a “Company Certificate”) or shares of Company Common Stock held in book-entry form (“Company Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with (i) Section 2.1(b), the Merger Consideration in accordance with Section 2.4 and (ii) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement (including the terms and conditions of Section 5.17) and which remain unpaid at the Effective Time.

(d) Each share of common stock, without par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation.

2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.3 Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock pursuant to Section 2.1(b) will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3, a cash payment (rounded down to the nearest cent) in lieu of such fractional share of Parent Common Stock determined by multiplying (a) the volume-weighted average closing sales price of the Parent Common Stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to this Agreement (the “Fractional Shares Cash Amount”). The Company and Parent acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

2.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the dissemination of the Joint Proxy Statement to the stockholders of Parent and the shareholders of the Company, Parent shall appoint Equiniti Trust Company, LLC (or another nationally recognized financial institution or trust company reasonably satisfactory to the Company and Parent) to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, in trust for the benefit of the holders of Company Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, (i) a number of shares of Parent Common Stock equal to the total shares of Parent Common Stock issuable pursuant to Section 2.1 and (ii) cash in immediately available funds in an amount to pay the aggregate Fractional Shares Cash Amount payable in accordance with Section 2.3 (such number of shares of Parent Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions payable to holders of Company Common Stock pursuant to Section 2.1(c)(ii). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Parent Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than five Business Days after the Effective Time), Parent shall direct the Exchange Agent to mail to each holder of record of a Company Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Parent, the Company and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the Company Certificates (or affidavits of loss in lieu of the Company Certificates as provided in Section 2.4(e)) in exchange for the Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of a Company Certificate (or affidavit of loss in lieu of the Company Certificate as provided in Section 2.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Parent and the Company, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such Company Certificates, the holder of such Company Certificates shall be entitled to receive in exchange therefor the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Certificates, and any Company Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificate is registered, it shall be a condition precedent of payment that the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of the Company Certificate so surrendered and shall have established to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of Company Certificates. Until surrendered as contemplated hereby, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Company Book-Entry Shares shall be required to deliver a Company Certificate or, in the case of holders of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1. In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Book-Entry Shares, and such Company Book-Entry Shares of such holder shall be canceled. As promptly as practicable after the Effective Time (but in no event later than two Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Book-Entry Shares: (A) a letter of transmittal, which shall be in such form and have such provisions as Parent, the Company and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such Company Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Company Common Stock formerly represented by such Company Book-Entry Shares, and such Company Book-Entry Shares so surrendered shall at the Effective Time be canceled. Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Company Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Company Book-Entry Share or share of Company Common Stock held through the Depository Trust Company shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates and Company Book-Entry Shares representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates representing shares of Company Common Stock are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged for the whole shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following one year after the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Company Certificates or Company Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Company Certificates or Company Book-Entry Shares and compliance with the procedures in Section 2.4. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Company Certificates or Company Book-Entry Shares has not complied with the procedures in Section 2.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such Company Certificates or Company Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Company Certificate or Company Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed Company Certificates to deliver a customary indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to Company Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Company Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share with respect to any shares of Parent Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.3, unless and until the holder of such Company Certificate or Company Book-Entry Share shall surrender such Company Certificate or Company Book-Entry Share in accordance with this Section 2.4. All such dividends and other distributions with respect to the shares of Parent Common Stock issuable to such holder of any unsurrendered Company Certificate or Company Book-Entry Share in accordance with this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund until the surrender of such Company Certificate or Company Book-Entry Share (or affidavit of loss in lieu thereof) or payment of the Merger Consideration.

(g) Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such Company Certificate or Company Book-Entry Share in accordance with this Section 2.4, there shall be paid by Parent to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

2.5 Stock-Based and Long-Term Cash Awards.

(a) Treatment of Company RSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit with respect to shares of Company Common Stock granted by Company (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be treated as follows:

(i) Assumed RSUs. Each Company RSU other than the SERP RSUs described in Section 2.5(a)(iii) below shall be assumed by Parent and shall be converted into a restricted stock unit award with respect to shares of Parent Common Stock in accordance with this Section 2.5(a)(i). Each such Company RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company RSU immediately prior to the Effective Time (which, for the avoidance of doubt, includes, in each case, to the extent set forth in the underlying Company Stock Plan and/or award agreement (1) accelerated vesting and payment as a result of the Closing, if any, (2) any requirement for continued service with Company or its affiliates, and (3) the holder’s right to make an election to receive cash in lieu of shares (each Assumed RSU containing such election, an “Assumed Settlement Election RSU”)), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent and that, as of the Effective Time, each such Company RSU as so assumed and converted shall be a restricted stock unit covering that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSU multiplied by (Y) the Exchange Ratio (after such conversion, an “Assumed RSU”).

(ii) Assumed Settlement Election RSUs. If a holder of an Assumed Settlement Election RSU makes a timely written election to receive a cash settlement in respect of their Assumed RSUs in accordance with the terms of their applicable award agreement, the Surviving Corporation shall (or shall cause one of its affiliates to) pay an amount in cash (without interest) equal to (X) the number of shares of Parent Common Stock subject to such Assumed Settlement Election RSU multiplied by (Y) the closing price per share of Parent Common Stock on the Closing Date, less any applicable tax withholding obligations, and such cash amount shall be paid within thirty days of Closing.

(iii) SERP RSUs. Each Company RSU that was contributed to and used to fund a participant’s account balance in the Company’s Supplemental Executive Retirement Plan (the “SERP”) shall be canceled and converted into a cash amount (“SERP RSU Cash Amount”) equal to (A) the product of (X) the number of shares of Company Common Stock subject to such Company RSU, multiplied by (Y) the Exchange Ratio, multiplied by (B) the closing price per share of Parent Common Stock on the Closing Date. Effective as of the Closing Date, the SERP RSU Cash Amount shall be credited to the account established under the SERP for the holder of the Company RSU associated with such SERP RSU Cash Amount, and will otherwise remain subject to the payment timing requirements and other terms of the SERP.

(b) Treatment of Company PSUs.

(i) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance stock unit award with respect to shares of Company Common Stock granted by the Company (each, a “Company PSU”) that was granted prior to the date hereof and is outstanding immediately prior to the Effective Time shall be canceled and assumed by Parent and shall be converted into the right of the holder to receive an amount in cash equal to (i) the product of (A) the number of shares of Company Common Stock subject to such Company PSU (assuming achievement based on actual performance for outstanding Company PSUs granted in 2023 and deemed target levels of performance for outstanding Company PSUs granted in 2024 and 2025), multiplied by (B) the Exchange Ratio, multiplied by (ii) the closing price per share of Parent Common Stock on the Closing Date. Each holder of such Company PSU shall, within 30 days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices the cash amount (without interest) payable to such holder pursuant to this Section 2.5(b).

(ii) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company PSU that is granted following the date hereof and outstanding immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a restricted stock unit award with respect to each share of Company Common Stock subject to such Company PSU in accordance with this Section 2.5(b). Each such Company PSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company PSU immediately prior to the Effective Time

(including any requirement for continued service with Parent or its affiliates and performance-based vesting conditions set forth in the applicable Company Stock Plan or award agreement), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent, and as of the Effective Time, each such Company PSU as so assumed and converted shall be a performance-based vesting restricted stock unit covering that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company PSU multiplied by (B) the Exchange Ratio (after such conversion, an “Assumed PSU”).

(c) Treatment of Company RSAs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock award with respect to shares of Company Common Stock granted by the Company (each, a “Company RSA”) that is (i) outstanding immediately prior to the date hereof, shall become vested immediately prior to the Effective Time (each, a “Fully Vested Company RSA”) or (ii) granted following the date hereof in accordance with and subject to Section 5.1(b), shall become vested in an amount equal to the total of such Company RSAs multiplied by a fraction, the numerator of which is the number of days elapsed between January 1 of the calendar year in which the grant date occurs and the Closing Date and the denominator of which is the total number of days in the applicable vesting period with respect such Company RSAs (each, a “Prorated Vested Company RSA,” and together with the Fully Vested Company RSAs, the “Vested Company RSAs”). Each Vested Company RSA shall be canceled and converted into the right of the holder to receive, with respect to each restricted share of Company Common Stock subject to such Vested Company RSA, the Merger Consideration. At the Effective Time, any Company RSAs that are granted pursuant to clause (ii) of the preceding sentence that do not become Prorated Vested Company RSAs shall be automatically canceled and forfeited for no consideration.

(d) Treatment of Company Phantom Awards. At the Effective Time, each phantom stock award (each, a “Company Phantom Award”) granted under the Company Stock Plan that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent and shall be converted into a phantom stock award with phantom units (rounded down to the nearest whole unit) covering that number of whole phantom units with respect to Parent Common Stock equal to the product of (A) the number of phantom units subject to such Company Phantom Award multiplied by (B) the Exchange Ratio (after such conversion, an “Assumed Phantom Award”). Each Assumed Phantom Award shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Phantom Award immediately prior to the Effective Time, including the following: (a) a portion of the Assumed Phantom Award shall vest pursuant to the terms of the applicable award agreement in an amount equal to the total phantom units subject to such Assumed Phantom Award multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such Company Phantom Award that have been completed on the Closing Date and the denominator of which is the total number of days in the performance period applicable to such Company Phantom Award (“Vested Phantom Units”), and (b) the portion of the Assumed Phantom Award that is not a Vested Phantom Unit shall continue to be outstanding and shall be subject to the same terms and conditions as applied to the Company Phantom Award immediately prior to the

Effective Time (including, for the avoidance of doubt, the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent. The holder of such Vested Phantom Units shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices a cash amount (without interest) equal to the product of (x) the total number of Vested Phantom Units multiplied by (y) the closing price of one share of the Parent Common Stock on the Closing Date.

(e) Treatment of Company Time-Based Cash Awards. Each time-based long-term cash incentive award granted under the C-suite Long Term Incentive Plan under the Company Stock Plan (the “C-suite LTIP”) (each, a “Company Time-Based Cash Award”) that, in each case, is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such Company Time-Based Cash Award as so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Time-Based Cash Award immediately prior to the Effective Time (including any requirement for continued service with the Company or its affiliates), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent (such awards, the “Assumed Time-Based Cash Awards”).

(f) Treatment of Company Performance-Based Cash Awards.

(i) Each award of a performance-based long-term cash incentive award granted under the C-suite LTIP (each, a “Company Performance-Based Cash Award” and, together with the Company Time-Based Cash Awards, the “Company Cash Awards”) that was granted prior to the date hereof and is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be canceled and converted into the right to receive an amount in cash equal to the cash amount that would be owed under such Company Performance-Based Cash Awards based on actual performance for a Company Performance-Based Cash Award subject to a 2023-2025 performance period and assuming achievement of 100% of target performance for all other Company Performance-Based Cash Awards. The holder of such Company Performance-Based Cash Award shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices the cash amount (without interest) payable to such holder pursuant to this Section 2.5(f).

(ii) Each award of a Company Performance-Based Cash Award that is granted following the date hereof and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such Company Performance-Based Cash Award shall remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof (such award, the “Assumed Performance-Based Cash Awards”). Each Assumed Performance-Based Cash Award shall continue to have, and shall be subject to, the same terms and conditions as applied to such Company Performance-Based Cash Award immediately prior to the Effective Time (including any requirement for continued service with Parent or its affiliates and any performance-based vesting conditions), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent.

(g) Treatment of Other Cash-Based Awards. All other long-term cash awards granted under the Company Stock Plan or otherwise shall be treated in accordance with the terms of the applicable plan or award agreement. Specifically, any awards outstanding under the Metal-Fab Manager Long-Term Incentive Plan and Metal-Fab Manager Retention Incentive Plan shall, by virtue of the Merger and without any action on the part of the holders thereof, be assumed by Parent or one of its Subsidiaries (as designated by Parent), and such awards shall remain outstanding and continue to be eligible to vest in accordance with, and subject to, the terms thereof, including the following: (i) a portion of the award shall vest pursuant to the terms of the applicable plan in an amount equal to the total award value, multiplied by a fraction, the numerator of which is the number of days in the performance period applicable to such award that have been completed on the Closing Date and the denominator of which is the total number of days in the performance period applicable to such award (the “Vested Other Cash-Based Award”) and (ii) the portion of the award that does not vest pursuant to clause (i) above shall continue to be outstanding and shall be subject to the same terms and conditions as applied thereto immediately prior to the Effective Time (including, for the avoidance of doubt, the requirement of continued service through the last day of the applicable performance period), except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent. The holder of a Vested Other Cash-Based Award shall, within thirty days of the Closing Date, be paid by the Surviving Corporation (or one of its affiliates) in accordance with its regular payroll practices a cash amount (without interest) in respect of the Vested Other Cash-Based Award.

(h) Company Stock Plans. As of the Effective Time, Parent shall, by virtue of the Merger, assume the Company Stock Plan. Following the Effective Time, Parent shall continue to maintain any such assumed plans (each, as may be amended or terminated from time to time in accordance therewith).

(i) Company Actions. Prior to the Effective Time, the Company shall take all necessary action for the adjustment and assumption of equity and cash awards under this Section 2.5 (including providing Parent all information reasonably requested by Parent for preparation of any Form S-8), and any relevant resolutions and other documents relating to the foregoing shall be subject to Parent’s approval (such approval not to be unreasonably withheld, conditioned or delayed).

(j) Parent Actions. Parent shall take all actions that are reasonably necessary for the assumption of the Assumed RSUs, Assumed Settlement Election RSUs, Assumed PSU, Assumed Phantom Awards, the Assumed Time-Based Cash Awards, the Assumed Performance-Based Cash Awards and any other assumed cash-based awards pursuant to this Section 2.5, including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.5. By the Effective Time, Parent shall use commercially reasonable efforts to file a registration statement on Form S-8 (or any successor form), to the extent such form is available, with respect to the shares of Parent Common Stock issuable with respect to Assumed RSUs and Assumed PSU.

2.6 Withholding Rights. Each of Parent, the Surviving Corporation, the Company, Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a “Withholding Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under applicable Tax Law. In the event any such deduction and withholding required to be made in respect of Parent Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Parent Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (a) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (b) the remaining net proceeds of such sale (after deduction for the amounts described in clause (a)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Company SEC Documents publicly filed, or furnished, prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the Amended and Restated Articles of Incorporation (the “Company Charter”), and Amended and Restated Code of Regulations (the “Company Code of Regulations”) of the Company as in effect as of the date of this Agreement. The Company is not in violation in any material respect of any of the provisions of the Company Charter or Company Code of Regulations.

(b) Each Subsidiary of the Company is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.2 Company Capitalization.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of serial preferred stock, without par value, of the Company (the “Company Preferred Stock”). As of October 24, 2025 (the “Capitalization Date”), (i) 11,197,621 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held in the treasury of the Company or by its Subsidiaries, (iii) 1,400,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans, of which amount (A) 603,480 shares of Company Common Stock were underlying outstanding Company RSUs, (B) 23,363 shares of Company Common Stock were underlying outstanding Company RSAs and (C) 57,243 shares of Company Common Stock were underlying outstanding Company PSUs assuming satisfaction of any performance vesting conditions at target levels and 85,864.5 shares of Company Common Stock were underlying outstanding Company PSUs assuming satisfaction of any performance vesting conditions at maximum levels, and (iv) no shares of Company Preferred Stock were issued and outstanding. Except for Company RSUs, Company RSAs and Company PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Capitalization Date, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Company RSU, Company RSA, and Company PSU. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which shareholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of the Company. All Company RSUs, Company RSAs, and Company PSUs were granted under and in compliance in all material respects with the terms of the Company Stock Plan (including any sub-plans subject to the terms of the Company Stock Plan) and applicable Laws.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of the Company, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by the Company or one of its Subsidiaries, the number of Equity Interests owned by the Company or its Subsidiaries and the corresponding ownership percentage of the Company or its Subsidiaries of such entity. None of the Company or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of the Company). Except as would reasonably be expected to be a Company Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the adoption of this Agreement by the holders of a majority of the shares of the Company Common Stock outstanding and entitled to vote thereon at the Company Shareholders Meeting (the “Company Shareholder Approval”) and the satisfaction of the closing conditions, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to the receipt of the Company Shareholder Approval, and no other corporate proceedings on the part of the Company and no other shareholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, and (iii) recommending that the Company’s shareholders adopt this Agreement (such recommendation the “Company Board Recommendation”) and directing that such matter be submitted for consideration of the Company’s shareholders at the Company Shareholders Meeting.

(c) Subject to the accuracy of the representations and warranties set forth in Article 4, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws, including Section 1701.831 of the OGCL and Chapter 1704 of the OGCL (each such Law, a “Takeover Statute”) is applicable to this Agreement, the Merger or the Transactions. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Merger and the other Transactions. The only vote of holders of any class or series of Equity Interests of the Company necessary to approve the Transactions is the Company Shareholder Approval. No other vote of the holders of Company Common Stock or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by the Company does not and will not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming the Company Shareholder Approval is obtained, conflict with or violate any provision of the Company Charter, Company Code of Regulations or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or material Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the Transactions and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of NASDAQ, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the OGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Company Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since the Applicable Date (the “Company SEC Documents”). None of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of the Company and its Subsidiaries included or incorporated by reference in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, no more than $300,000,000 of indebtedness is outstanding in the aggregate pursuant to the Company Credit Agreement.

(e) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review or investigation. To the Knowledge of the Company, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of the Company.

(f) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures for the fiscal year ended December 31, 2024 and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024 (the “Applicable Date”), the Company has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and the Company does not have Knowledge of any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting (except, in each case, as would not be material to the Company and its Subsidiaries on a consolidated basis). The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents.

(g) The Company and its Subsidiaries do not have any liabilities or obligations of any nature whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued that are required to be reflected in the Company’s consolidated balance sheets in accordance with GAAP, except (i) as disclosed, reflected or reserved against in the most recent unaudited consolidated balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited consolidated balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

3.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date of this Agreement, except as otherwise contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Common Stock and Company Common Stock and at the time of each of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b) that no representation or warranty is made by the Company to such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, would not, and would not reasonably be expected to, (a) prevent or materially delay the consummation of the Transactions or (b) have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9 Compliance with Laws. (a) The Company and its Subsidiaries are in compliance, and since the Applicable Date have been in compliance, with all Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no undue continuing obligations or costs on the Company or its Subsidiaries), and (b) neither the Company nor any of its Subsidiaries has, since the Applicable Date, received any written communication from a Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

3.10 Permits. The Company and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the operation of the business of the Company and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is the Company or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries), and (b) to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit and (ii) neither the Company nor its Subsidiaries have, since the Applicable Date, received written notice of any charge, claim or assertion from any Governmental Entity alleging any violations of or noncompliance with any Permit, nor to the Knowledge of the Company, has any charge, claim or assertion been threatened.

3.11 Employee Benefit Plans.

(a) For purposes of this Agreement, “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plan, policy, program, Contract, or arrangement (whether written or unwritten, insured or self-insured) providing compensation or other benefits, in each case, that is established, maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, health, welfare, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity and which is not a Multiemployer Plan. Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.

(b) The Company has delivered or made available to Parent true and complete written copies of (i) the Company Stock Plan and each of the forms of award agreements for the Company RSUs, Company RSAs, Company PSUs, Company Phantom Awards, and Company Cash Awards, and (ii) each Company Benefit Plan that provides for any material severance benefits applicable to any current or former employee, director, or other service provider of the Company and its Subsidiaries.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, and to the Knowledge of the Company, each Multiemployer Plan, has been established, maintained and administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Company SEC Documents prior to the date of this Agreement.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan, and to the Knowledge of the Company, each Multiemployer Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Company Benefit Plan, and (iii) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of the Company is threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by any Governmental Entity.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, no Company Benefit Plan is and, in the past six years, none of Company, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a voluntary employees’ beneficiary association (VEBA) maintained under Section 501(c)(9) of the Code, (iii) a multiple employer plan maintained under Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Company Pension Plan”). No material liability under Title IV of ERISA has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Company Material Adverse Effect. With respect to each Company Pension Plan: (i) no such pension plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (ii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty (30) day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (PBGC)) has occurred within the last twenty-four (24) months (disregarding any “reportable event” triggered by the execution of this Agreement or the transactions contemplated herein); and (iii) no such pension plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(f) Section 3.11(f) of the Company Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which the Company, its Subsidiaries, or any of their ERISA Affiliates contributes, has ever contributed (or been obligated to contribute) in the last three years, or has any liability or potential liability.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) neither the Company, its Subsidiaries, nor any of their ERISA Affiliates has received any notification, nor has any reason to believe, that any Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated and (B) neither the Company, its Subsidiaries, nor any of their ERISA Affiliates has incurred or, to the Knowledge of the Company, are there any circumstances that exist that would reasonably expected to result in, (i) a complete or partial withdrawal, within the meaning of Section 4203 or 4205 of ERISA from any Multiemployer Plan; or (ii) any direct, indirect, contingent or secondary liability for withdrawal liability with respect to a Multiemployer Plan in which the Company, its Subsidiaries, or any ERISA Affiliates, participates or has participated in (or to which the Company, its Subsidiaries, or any ERISA Affiliates makes or is obligated to make, or made or was obligated to make, contributions).

(h) No Company Benefit Plan provides or is obligated to provide any material post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(i) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of the Company or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan or (iv) result in any breach or violation of, or default under, any Company Benefit Plan.

(j) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which the Company or any of its Subsidiaries is a party, or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(l) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Company Non-U.S. Plan”): (i) all employer and employee contributions to each Company Non-U.S. Plan required by Law or by the terms of such Company Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Company Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Company Non-U.S. Plan. No Company Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(m) Section 3.11(m)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each Person who holds a Company RSU, Company RSA, Company PSU, Company Phantom Award, and Company Cash Award, which schedule shows for each such award, the type of award (including whether the Company RSU is held through the Company’s Supplemental Executive Retirement Plan and whether the holder has a right to make an election to receive cash in lieu of shares), the date of grant, the number of shares or units subject thereto or cash value (for cash-based awards, if applicable), and the vesting date. All Company Phantom Awards and Company Cash Awards were granted under and in compliance in all material respects with the terms of the Company Stock Plan and applicable Laws. Section 3.11(m)(ii) of the Company Disclosure Schedule sets forth each Contract, Company Benefit Plan or other type of letter or agreement that legally obligates the Company to provide a grant of, or a right to purchase or receive equity or equity-based awards with respect to, Company Common Stock or other equity of the Company or any of its Subsidiaries that has not been issued or granted as of the date of this Agreement, together with the number of such equity awards and any promised terms thereof.

3.12 Employee and Labor Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, neutrality agreement, or other similar labor Contract with any union, employee association, works council, or any other labor organization (collectively, a “Union”); to the Knowledge of the Company, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by the Company or any of its Subsidiaries (collectively, the “Company Business Personnel”); to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of the Company, there are no material organizing or decertification activities by or with respect to any Company Business Personnel. Neither the Company nor any of its Subsidiaries has in the past three years engaged in any unfair labor practice with respect to any Company Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against the Company or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Company Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries, as applicable, have complied in all material respects with all of its obligations under each collective bargaining agreement and each other agreement or arrangement with any Union.

(b) Neither the Company nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have a Company Material Adverse Effect.

(c) The Company and its Subsidiaries are and have since the Applicable Date been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, no Company Business Personnel at the level of Vice President or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to the Company or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for the Company or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) The Company and its Subsidiaries are not delinquent in payments to any current or former Company Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Since the Applicable Date, the Company and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material disrepute.

(g) Since the Applicable Date, neither the Company nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

3.13 Environmental Matters.

(a) Except as is not, and would not reasonably be expected to be, a Company Material Adverse Effect:

(i) the Company and each of its Subsidiaries (A) have been since the Applicable Date, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (B) have held and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (C) have been since the Applicable Date, and are in compliance with their respective Environmental Permits;

(ii) there are no Environmental Claims pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential liability or other responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location;

(iii) there has been no Release, transport, storage, arrangement for disposal of, or exposure of any Person to Hazardous Materials, and there has been no Release of Hazardous Materials at any Company Real Property (as defined below), or to the Knowledge of the Company, at properties that were formerly owned, operated, leased or used by the Company or any of its Subsidiaries during the time that the Company or any of its Subsidiaries owned or operated such property, that are reasonably likely to cause the Company or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law; and

(iv) none of the Company nor any of its Subsidiaries (A) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of the Company, is threatened with respect thereto, or (B) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Release of or exposure to Hazardous Materials.

(b) Except as may be set forth in the Company Real Property Leases or other Contracts entered into in the ordinary course of business or as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has assumed by contract, or provided an outstanding indemnity with respect to, any liability (contingent or otherwise) of another Person arising under Environmental Laws or relating to the Release of Hazardous Materials for which the Company and its Subsidiaries would not otherwise be liable.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party pursuant to any transaction-triggered Environmental Laws.

3.14 Real Property.

(a) The Company or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Company Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted). Section 3.14(a) of the Company Disclosure Schedule lists the address of each Company Owned Real Property.

(b) The Company or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by the Company or any of its Subsidiaries (collectively the “Company Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any notice of default under any Company Real Property Lease which is outstanding and remains uncured beyond any applicable period of cure, nor does the Company or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Company Real Property Lease by the party that is the lessee or lessor of such Company Leased Real Property. Section 3.14(b) of the Company Disclosure Schedule lists the address of each material Company Leased Real Property.

(c) The Company Owned Real Property and Company Leased Real Property are referred to collectively herein as the “Company Real Property.” The Company Real Property constitutes all of the real property used or necessary for use in connection with the conduct of the business of the Company and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and, in the case of the Company Leased Real Property, to the Knowledge of the Company, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to the Company’s Knowledge, there are no such Proceedings threatened in writing, affecting any portion of the Company Real Property, and (ii) no casualty event has occurred with respect to any Company Real Property that has not been remedied (including in compliance with any applicable Company Real Property Lease). Other than in connection with Permitted Liens, or with respect to the Company Leased Real Property as set forth on Section 3.14(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Company Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Company Real Property or any material portion thereof.

3.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) the Company and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), except, in the case of clauses (A), (B) and (C), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (D) the Company and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) the Company and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, shareholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither the Company nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Company SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return of a particular type that the Company or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among the Company and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of the Company or (II) the Company and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither the Company nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither the Company nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(b) Neither the Company nor any of its Subsidiaries has constituted, in the two years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither the Company nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Company Benefit Plans) (other than with respect to Section 3.16(a)(vi)) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Company Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof), in excess of $5,000,000, other than Contracts solely among the Company and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $5,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by the Company;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by the Company with any other Person or any of its Subsidiaries (other than Contracts solely among the Company and its Subsidiaries);

(vi) any collective bargaining agreement or other agreement or arrangement with any Union; and

(vii) any Contract pursuant to which the Company or any of its Subsidiaries grants or is granted a license or other right (including a covenant not to sue or assert) to any material Intellectual Property (other than Contracts (A) in which grants of Intellectual Property are incidental to the primary purpose of such Contracts, (B) granting non-exclusive licenses or rights to customers in the ordinary course of business, (C) non-disclosure agreements, or (D) granting rights to use commercially available, off-the-shelf, non-customized software pursuant to shrink wrap, click through or similar nonexclusive, royalty-free licenses on standard non-discriminatory terms).

(b) The Company has heretofore made available to Parent true, correct and complete copies of Company Material Contracts not filed as exhibits to the Company SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Material Contracts are valid, binding and in full force and effect and are enforceable by the Company or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.

3.17 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own the Company Owned Intellectual Property and have the valid right to use all other Company Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, (ii) each of the Company and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of the Company and its Subsidiaries as presently conducted or previously conducted since the Applicable Date, and (iii) neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of the Company or any of its Subsidiaries in any Company Intellectual Property. Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of (x) the Company Registered Intellectual Property (together with identification of the jurisdiction and the relevant registration number or similar identifier for each such item of Company Registered Intellectual Property), and (y) all material Company Proprietary Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the registrations, patents and applications included in the Company Registered Intellectual Property are and remain subsisting, are in compliance with all formal legal requirements, with all fees, payments and filings due through the date of this Agreement duly made, and, with respect to the registrations and patents included in the Company Registered Intellectual Property, valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries nor the conduct of their businesses as presently conducted or previously conducted since the Applicable Date is infringing, misappropriating, diluting, or otherwise violating, nor has, since the Applicable Date, infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any Person, (ii) neither the Company nor any of its Subsidiaries has received, since the Applicable Date, any written charge, complaint, claim, demand, or notice alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, and there are no pending written charges, complaints claims, demands or notices alleging any such infringement, misappropriation, dilution or other violation of the Intellectual Property rights of any Person, (iii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property, and (iv) neither the Company nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since the Applicable Date alleging any such infringement, misappropriation, dilution, or violation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending against the Company or any of its Subsidiaries, and since the Applicable Date neither the Company nor any of its Subsidiaries have received notice of any pending Proceedings, challenging the ownership, use, validity or enforceability of any Company Owned Intellectual Property.

(d) All Trade Secrets and other material confidential information of the Company and its Subsidiaries have been maintained in confidence by the Company and its Subsidiaries in accordance with commercially reasonable security and protection measures consistent with those customarily used in the industry to protect the secrecy, confidentiality and value of the same. To the Knowledge of the Company, there has been no unauthorized access to or use or disclosure of any Trade Secrets or material confidential information that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries’ current and former employees, consultants, founders or contractors have any right, title or interest in any Company Owned Intellectual Property.

(e) The IT Assets owned, leased or licensed by the Company and its Subsidiaries and used by them in the operation of their businesses as presently conducted operate as required by the Company and its Subsidiaries and have not, since the Applicable Date, malfunctioned or failed, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have implemented and maintained commercially reasonable and appropriate measures with respect to technical, administrative and physical safeguards to preserve and protect the confidentiality, availability, integrity and security of the Company IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption where such unauthorized use, access, interruption or corruption has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, (a) the Company and its Subsidiaries, have been in compliance with (i) all applicable Laws, including, but not limited to, those pertaining to data protection, data privacy, data security, cybersecurity, data breach notification, cross-border data transfer, and general consumer laws as applied in the context of data privacy and security, electronic communication, telephone and text message communications, marketing by email or other channels, and other similar Laws (“Privacy Laws”), (ii) public facing policies, procedures, and notices related to the collection, use, storage, disclosure, or other processing of Personal Information, and (iii) contractual commitments, or binding codes of conduct or industry standards, in each case, related to privacy, security, or the processing of Personal Information ((i)-(iii) collectively, “Privacy Requirements”); (b) the Company and its Subsidiaries have implemented and maintain commercially reasonable organizational, physical, and technical security measures and policies, materially compliant with applicable Privacy Requirements, designed to protect all Personal Information in its possession or control, or collected by or on behalf of the Company or its Subsidiaries, against unauthorized or unlawful access, acquisition, interruption, alteration, modification, encryption, exfiltration, loss, destruction, disclosure, use, and/or other processing or misuse (“Security Incident”); and (c) the Company or any Subsidiary of the Company has not (i) experienced any Security Incident that required or would require notification of any Person pursuant to any applicable Privacy Law, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any applicable Privacy Law.

3.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) are in compliance, and for the last five years have been in compliance, in all respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; and (ii) during the past five years have not been investigated, to the Knowledge of the Company, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual, alleged, or possible violation by the Company or any of its Subsidiaries of the FCPA or any other applicable Anti-corruption Laws;

(b) Neither the Company nor its Subsidiaries, nor any of their directors, officers, nor, to the Knowledge of the Company and its Subsidiaries, any of their employees, agents, other Representatives, or any Person authorized to act on their behalf (including any distributor, agent, sales intermediary or other third party), in each case, when acting on behalf of the Company or any of its Subsidiaries, has, directly or knowingly indirectly, offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or Governmental Entity, in order to obtain or retain business, or direct business to, any Person or entity, in any way;

(c) Since April 24, 2019, neither the Company, its Subsidiaries nor any of their directors, officers, respective employees or, to the Knowledge of the Company and its Subsidiaries, any other Persons acting for or on behalf of the Company or its Subsidiaries is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person located, organized, or resident in a country that is the subject of comprehensive Sanctions (currently, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); or (iii) any Person 50% or more owned or, where applicable, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”);

(d) Since April 24, 2019, none of the Company or its Subsidiaries nor any of their directors, officers, or, to the Knowledge of the Company and its Subsidiaries, employees has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person in violation of Sanctions;

(e) Since April 24, 2019, the Company has been in compliance with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United

Kingdom (“Sanctions”) and (ii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30) (“Trade Control Laws”); and

(f) To the Knowledge of the Company, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the violation of Sanctions or Trade Control Laws by the Company.

3.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. The Company will promptly after the date of this Agreement make available to Parent (on an outside counsel basis only) complete and correct copies of all engagement letters with its financial advisors.

3.21 Opinion of Financial Advisors. KeyBanc Capital Markets Inc. and Houlihan Lokey Capital, Inc., the Company’s financial advisors, have each delivered to the Company Board their respective separate opinions in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth therein, as of the date thereof the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of Company Common Stock (other than Parent or Merger Sub or any direct or indirect wholly owned subsidiaries of the Company, Parent or Merger Sub). The Company will make available to Parent copies of such opinions as soon as practicable following the execution of this Agreement for informational purposes only.

3.22 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither the Company nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

3.23 Ownership of Parent Common Stock. Neither the Company nor any of its affiliates or associates is, nor at any time during the last three years has the Company or any of its affiliates or associates been, an “interested shareholder” of Parent as defined in Section 1704 of the OGCL. The Company and its Subsidiaries, affiliates and associates do not beneficially own any shares of Parent Common Stock or other securities of Parent or any options, warrants or other rights to acquire Parent Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Parent.

3.24 Related Party Transactions. From the Applicable Date through the date of this Agreement, there have been no transactions or contracts between the Company or any of its Subsidiaries, on the one hand, and any affiliates (other than the Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25 Company Material Customers and Company Material Suppliers. Section 3.25 of the Company Disclosure Schedule lists (a) the 10 largest suppliers of the Company and its Subsidiaries measured by dollar volume of spend for the fiscal year ended December 31, 2024 (each such supplier, a “Company Material Supplier”) and (b) the 10 largest customers of the Company and its Subsidiaries measured by dollar volume of revenue for the fiscal year ended December 31, 2024 (each such customer, a “Company Material Customer”). Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, between the Applicable Date and the date of this Agreement, no Company Material Customer or Company Material Supplier has terminated or adversely modified its business relationship with the Company or any of its Subsidiaries, or notified the Company or the applicable Subsidiary (whether in writing or, to the Knowledge of the Company, orally) of its intention to terminate or adversely modify its business relationship with the Company or the applicable Subsidiary in any way, other than the expiration of such relationship in accordance with its terms.

3.26 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Parent, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or its business or operations, including with respect to any information provided or made available to the Company or any of its affiliates, shareholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or any of its affiliates, shareholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Parent, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to the Company, or any of its affiliates, shareholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Company or any of its affiliates, shareholders or Representatives, or any other

Person, or the use by the Company or any of its affiliates, shareholders or Representatives, or any other Person, of any such information provided or made available to any of them by Parent, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Parent set forth in Article 4) the Company and its Subsidiaries, affiliates, shareholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Parent or any Person with respect to Parent other than the representations and warranties set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as set forth in the Parent Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Parent SEC Documents publicly filed, or furnished, prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power and authority or to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the Third Amended and Restated Certificate of Incorporation (the “Parent Charter”), and the Second Amended and Restated Bylaws (the “Parent Bylaws”) of Parent as in effect as of the date of this Agreement. Parent is not in violation in any material respect of any of the provisions of the Parent Charter or Parent Bylaws.

(b) Each Subsidiary of Parent is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Parent Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 7,000,000 shares of undesignated preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the Capitalization Date, (i) 32,209,364 shares of Parent Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 8,164,148 shares of Parent Common Stock were held in the treasury of Parent or by its Subsidiaries, (iii) 2,549,318 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plan, of which amount (A) 101,700 shares of Parent Common Stock were underlying outstanding options to acquire shares of Parent Common Stock (“Parent Stock Options”), (B) 1,004,444 shares of Parent Common Stock were underlying outstanding time-based restricted stock units with respect to Parent Common Stock (“Parent RSUs”) and (C) 403,000 shares of Parent Common Stock were underlying outstanding awards of performance restricted stock units (“Parent PSUs”) assuming satisfaction of any performance vesting conditions at target levels and 806,000 shares of Parent Common Stock were underlying outstanding Parent PSUs assuming satisfaction of any performance vesting conditions at maximum levels, and (iv) no shares of Parent Preferred Stock were issued and outstanding. Except for Parent Stock Options, Parent RSUs, and Parent PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Parent, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent. Since the Capitalization Date, Parent has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a).

(b) Section 4.2(b) of the Parent Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, of each outstanding Parent Stock Option, Parent RSU and Parent PSU. All shares of Parent Common Stock subject to issuance under the Parent Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote on any matters on which stockholders of Parent may vote. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Parent. All Parent Stock Options, Parent RSUs, and Parent PSUs were granted under and in compliance in all material respects with the terms of a Parent Stock Plan and applicable Law.

(c) Section 4.2(c) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Parent, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by Parent or one of its Subsidiaries, the number of Equity Interests owned by Parent or its Subsidiaries and the corresponding ownership percentage of Parent or its Subsidiaries of such entity. None of Parent or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of Parent). Except as would reasonably be expected to be a Parent Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of Parent is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Parent has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the adoption of this Agreement (i) by Parent as the sole shareholder of Merger Sub and (ii) by the holders of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon at the Parent Stockholders Meeting (the “Parent Stockholder Approval”) and the satisfaction of the closing conditions, to consummate the Transactions applicable to such party. The execution and delivery by Parent of this Agreement, the performance and compliance by Parent with its obligations herein and the consummation by Parent of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, subject to the receipt of the Parent Stockholder Approval and to the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent and no other stockholder votes are necessary to authorize this Agreement or the consummation by Parent of the Transactions to which it is a party. Parent has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Parent Board, at a meeting duly called and held, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Common Stock Issuance”), are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directing that the Parent Common Stock Issuance be submitted to the stockholders of Parent for approval, and (iv) recommending that the Parent stockholders approve the Parent Common Stock Issuance (the “Parent Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Article 3, the Parent Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the Delaware General Corporation Law and any other similar Law are not applicable to this Agreement and the Transactions. The only vote of holders of any class or series of Equity Interests of Parent necessary to approve the Transactions is the Parent Stockholder Approval. No other vote of the holders of Parent Common Stock or any other Equity Interests of Parent is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Parent does not and will not, and the performance of this Agreement by Parent and the consummation of the Transactions will not, (i) assuming Parent Stockholder Approval is obtained, conflict with or violate any provision of the Parent Charter, Parent Bylaws, or any equivalent organizational documents of any Subsidiary of Parent, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to, any Parent Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the consummation by Parent of the Transactions and compliance by Parent with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the OGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have a Parent Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since the Applicable Date (the “Parent SEC Documents”). None of the Subsidiaries of Parent is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Parent and its Subsidiaries included or incorporated by reference in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Parent SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review or investigation. To the Knowledge of Parent, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of Parent.

(e) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures for the fiscal year ended December 31, 2024 and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since the Applicable Date, Parent has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and Parent does not have Knowledge of any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting (except, in each case, as would not be material to Parent and its Subsidiaries on a consolidated basis). Parent has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Parent SEC Documents.

(f) Parent and its Subsidiaries do not have any liabilities or obligations of any nature whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued that are required to be reflected in Parent’s consolidated balance sheets in accordance with GAAP, except (i) as disclosed, reflected or reserved against in the most recent unaudited consolidated balance sheet included in the Parent SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent unaudited consolidated balance sheet included in the Parent

SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2024 through the date of this Agreement, except as otherwise contemplated by this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Parent Common Stock and Company Common Stock and at the time of each of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading (except, in the case of both clause (a) and (b) that no representation or warranty is made by Parent to such portions thereof that relate expressly to the Company or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, would not, and would not reasonably be expected to, (a) prevent or materially delay the consummation of the Transactions or (b) have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.9 Compliance with Laws. (a) Parent and its Subsidiaries are in compliance, and since the Applicable Date have been in compliance, with all Laws and Orders applicable to Parent or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no undue continuing obligations or costs on Parent or its Subsidiaries), and (b) neither Parent nor any of its Subsidiaries has, since the Applicable Date, received any written communication from a Governmental Entity that alleges that Parent or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

4.10 Permits. Parent and each of its Subsidiaries have all required governmental Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) the operation of the business of Parent and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is Parent or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Parent or its Subsidiaries), and (b) to the Knowledge of Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (x) there are no actions pending or, to the Knowledge of Parent, threatened in writing, that seek the revocation, cancellation or modification of any Permit and (y) neither Parent nor its Subsidiaries have, since the Applicable Date, received written notice of any charge, claim or assertion from any Governmental Entity alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Parent, has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other plan, policy, program, Contract, or arrangement (whether written or unwritten, insured or self-insured) providing compensation or other benefits, in each case, that is established, maintained, sponsored or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, health, welfare, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity and which is not a Multiemployer Plan. Section 4.11(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Parent Benefit Plan.

(b) Parent has delivered or made available to the Company true and complete written copies of (i) the Parent Stock Plan and each of the forms of award agreements for the Parent RSUs, Parent PSUs, and Parent Stock Options, and (ii) each Parent Benefit Plan that provides for any material severance benefits applicable to any current or former employee, director, or other service provider of Parent and its Subsidiaries.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan, and to the Knowledge of Parent, each Multiemployer Plan, has been established, maintained and administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Parent Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Parent SEC Documents prior to the date of this Agreement.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan, and to the Knowledge of Parent, each Multiemployer Plan, which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Parent Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Parent, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Parent Benefit Plan, and (iii) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Parent is threatened, against or with respect to any Parent Benefit Plan, including any audit or inquiry by any Governmental Entity.

(e) Except as set forth on Section 4.11(d) of the Parent Disclosure Schedule, no Parent Benefit Plan is and, in the past six years, none of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a voluntary employees’ beneficiary association (VEBA) maintained under Section 501(c)(9) of the Code, (iii) a multiple employer plan maintained under Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, a “Parent Pension Plan”). No material liability under Title IV of ERISA has been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have a Parent Material Adverse Effect.

(f) Section 4.11(e) of the Parent Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which Parent, its Subsidiaries, or any of their ERISA Affiliates contributes, has ever contributed (or been obligated to contribute) in the last three years, or has any liability or potential liability.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) neither Parent, its Subsidiaries, nor any of their ERISA Affiliates has received any notification, nor has any reason to believe, that any Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated, and (B) neither Parent, its Subsidiaries, nor any of their ERISA Affiliates has incurred or, to the Knowledge of the Parent, are there any circumstances that exist that would reasonably be expected to result in, (i) a complete or partial withdrawal, within the meaning of Section 4203 or 4205 of ERISA from any Multiemployer Plan; or (ii) any direct, indirect, contingent or secondary liability for withdrawal liability with respect to a Multiemployer Plan in which Parent, its Subsidiaries, or any ERISA Affiliates, participates or has participated in (or to which Parent, its Subsidiaries, or any ERISA Affiliates makes or is obligated to make, or made or was obligated to make, contributions).

(h) No Parent Benefit Plan provides or is obligated to provide any material post-employment or post-service medical, disability, life insurance, or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(i) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Parent or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other obligation pursuant to any Parent Benefit Plan or (iv) result in any breach or violation of, or default under any Parent Benefit Plan.

(j) No amount that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries could, as a result of or in connection with the consummation of the Merger or other Transactions (either alone or in combination with another event), reasonably be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(k) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which Parent or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(l) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each Parent Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Parent Non-U.S. Plan”): (i) all employer and employee contributions to each Parent Non-U.S. Plan required by Law or by the terms of such Parent Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Parent Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Parent Non-U.S. Plan. No Parent Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

4.12 Employee and Labor Matters.

(a) Except as set forth on Section 4.12(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, neutrality agreement, or other similar labor Contract with any Union; to the Knowledge of Parent, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Parent or any of its Subsidiaries (collectively, the “Parent Business Personnel”); to the Knowledge of Parent, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Parent, there are no material organizing or decertification activities by or with respect to any Parent Business Personnel. Neither Parent nor any of its Subsidiaries has in the past three years engaged in any unfair labor practice with respect to any Parent Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against Parent or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Parent Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries. Each of Parent and its Subsidiaries, as applicable, have complied in all material respects with all of its obligations under each collective bargaining agreement and each other agreement or arrangement with any Union.

(b) Neither Parent nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have a Parent Material Adverse Effect.

(c) Parent and its Subsidiaries are and have since the Applicable Date been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(d) To the Knowledge of Parent, no Parent Business Personnel at the level of Vice President or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to Parent or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Parent or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) Parent and its Subsidiaries are not delinquent in payments to any current or former Parent Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Since the Applicable Date, Parent and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Parent or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring Parent or any of its Subsidiaries into material disrepute.

(g) Since the Applicable Date, neither Parent nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

4.13 Environmental Matters.

(a) Except as is not, and would not reasonably be expected to be, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have been since the Applicable Date, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (B) have held and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (C) have been since the Applicable Date, and are in compliance with their respective Environmental Permits;

(ii) there are no Environmental Claims pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has received any written notification of any allegation of actual or potential liability or other responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location;

(iii) there has been no Release, transport, storage, arrangement for disposal of, or exposure of any Person to Hazardous Materials, and there has been no Release of Hazardous Materials at any Parent Real Property (as defined below), or to the Knowledge of Parent, at properties that were formerly owned, operated, leased or used by Parent or any of its Subsidiaries during the time that Parent or any of its Subsidiaries owned or operated such property, that are reasonably likely to cause Parent or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law; and

(iv) none of Parent nor any of its Subsidiaries (A) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Parent, is threatened with respect thereto, or (B) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Release of or exposure to Hazardous Materials.

(b) Except as may be set forth in the Parent Real Property Leases or other Contracts entered into in the ordinary course of business or as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has assumed by contract, or provided an outstanding indemnity with respect to, any liability (contingent or otherwise) of another Person arising under Environmental Laws or relating to the Release of Hazardous Materials for which Parent and its Subsidiaries would not otherwise be liable.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or third party pursuant to any transaction-triggered Environmental Laws.

4.14 Real Property.

(a) Parent or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Parent Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted). Section 4.15(a) of the Parent Disclosure Schedule lists the address of each Parent Owned Real Property.

(b) Parent or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by Parent or any of its Subsidiaries (collectively the “Parent Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any notice of default under any Parent Real Property Lease which is outstanding and remains uncured beyond any applicable period of cure, nor does Parent or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Parent Real Property Lease by the party that is the lessee or lessor of such Parent Leased Real Property. Section 4.15(b)of the Parent Disclosure Schedule lists the address of each material Parent Leased Real Property.

(c) The Parent Owned Real Property and Parent Leased Real Property are referred to collectively herein as the “Parent Real Property.” The Parent Real Property constitutes all of the real property used or necessary for use in connection with the conduct of the business of Parent and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and, in the case of the Parent Leased Real Property, to the Knowledge of Parent, (i) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Parent’s Knowledge, there are no such Proceedings threatened in writing, affecting any portion of the Parent Real Property, and (ii) no casualty event has occurred with respect to any Parent Real Property that has not been remedied (including in compliance with any applicable Parent Real Property Lease). Other than in connection with Permitted Liens, or with respect to the Parent Leased Real Property as set forth on Section 4.14(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Parent Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Parent Real Property or any material portion thereof.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Parent and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), except, in the case of clauses (A), (B) and (C), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (D) Parent and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Parent and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Parent nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Parent or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Parent SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return of a particular type that Parent or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither Parent nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Parent and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Parent or (II) Parent and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Parent nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Neither Parent nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(b) Neither Parent nor any of its Subsidiaries has constituted, in the two years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Parent nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Parent Benefit Plans) (other than with respect to Section 3.16(a)(vi)) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Parent Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money (or guarantee thereof), in excess of $5,000,000, other than Contracts solely among Parent and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Parent or any of its Subsidiaries pursuant to which Parent or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $5,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by Parent;

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by Parent with any other Person or any of its Subsidiaries (other than Contracts solely among Parent and its Subsidiaries);

(vi) any collective bargaining agreement or other agreement or arrangement with any Union; and

(vii) any Contract pursuant to which Parent or any of its Subsidiaries grants or is granted a license or other right (including a covenant not to sue or assert) to any material Intellectual Property (other than Contracts (A) in which grants of Intellectual Property are incidental to the primary purpose of such Contracts, (B) granting non-exclusive licenses or rights to customers in the ordinary course of business, (C) non-disclosure agreements, or (D) granting rights to use commercially available, off-the-shelf, non-customized software pursuant to shrink wrap, click through or similar nonexclusive, royalty-free licenses on standard non-discriminatory terms).

(b) Parent has heretofore made available to the Company true, correct and complete copies of the Parent Material Contracts not filed as exhibits to the Company SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Material Contracts are valid, binding and in full force and effect and are enforceable by Parent or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Parent nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Parent Material Contract and, to the Knowledge of Parent, no other party to any Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Parent Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract.

4.17 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries exclusively own the Parent Owned Intellectual Property and have the valid right to use all other Parent Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, (ii) each of Parent and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of Parent and its Subsidiaries as presently conducted or previously conducted since the Applicable Date, and (iii) neither the execution and delivery of this Agreement by Parent, nor the performance of this Agreement by Parent, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of Parent or any of its Subsidiaries in any Parent Intellectual Property. Section 3.17(a) of the Parent Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of (x) the Parent Registered Intellectual Property (together with identification of the jurisdiction and the relevant registration number or similar identifier for each such item of Parent Registered Intellectual Property), and (y) all material Parent Proprietary Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all of the registrations, patents and applications included in the Parent Registered Intellectual Property are and remain subsisting, are in compliance with all formal legal requirements, with all fees, payments and filings due through the date of this Agreement duly made, and, with respect to the registrations and patents included in the Parent Registered Intellectual Property, valid and enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries nor the conduct of their businesses as presently conducted or previously conducted since the Applicable Date is infringing, misappropriating, diluting, or otherwise violating, nor has, since the Applicable Date, infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property rights of any Person, (ii) neither Parent nor any of its Subsidiaries has received, since the Applicable Date, any written charge, complaint, claim, demand, or notice alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, and there are no pending written charges, complaints claims, demands or notices alleging any such infringement, misappropriation, dilution or other violation of the Intellectual Property rights of any Person, (iii) to the Knowledge of Parent, no Person is infringing, misappropriating, diluting or otherwise violating any Parent Owned Intellectual Property, and (iv) neither Parent nor any of its Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since the Applicable Date alleging any such infringement, misappropriation, dilution, or violation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending against Parent or any of its Subsidiaries, and since the Applicable Date neither Parent nor any of its Subsidiaries have received notice of any pending Proceedings, challenging the ownership, use, validity or enforceability of any Parent Owned Intellectual Property.

(d) All Trade Secrets and other material confidential information of Parent and its Subsidiaries have been maintained in confidence by Parent and its Subsidiaries in accordance with commercially reasonable security and protection measures consistent with those customarily used in the industry to protect the secrecy, confidentiality and value of the same. To the Knowledge of Parent, there has been no unauthorized access to or use or disclosure of any Trade Secrets or material confidential information that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent nor any of its Subsidiaries’ current and former employees, consultants, founders or contractors have any right, title or interest in any Parent Owned Intellectual Property.

(e) The IT Assets owned, leased or licensed by Parent and its Subsidiaries and used by them in the operation of their businesses as presently conducted operate as required by Parent and its Subsidiaries and have not, since the Applicable Date, malfunctioned or failed, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have implemented and maintained commercially reasonable and appropriate measures with respect to technical, administrative and physical safeguards to preserve and protect the confidentiality, availability, integrity and security of the Parent IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption where such unauthorized use, access, interruption or corruption has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, (a) Parent and its Subsidiaries have been in compliance with all applicable Privacy Requirements; (b) Parent and its Subsidiaries have implemented and maintain commercially reasonable organizational, physical, and technical security measures and policies, materially compliant with applicable Privacy Requirements, designed to protect all Personal Information in its possession or control, or collected by or on behalf of Parent or its Subsidiaries, against Security Incidents, and (c) Parent or any Subsidiary of Parent has not (i) experienced any Security Incident that required or would require notification of any Person pursuant to any applicable Privacy Law, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any applicable Privacy Law.

4.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) are in compliance, and for the last five years have been in compliance, in all respects with the FCPA and any other applicable Anti-corruption Laws; and (ii) during the past five years have not been investigated, to the Knowledge of Parent, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual, alleged, or possible violation by Parent or any of its Subsidiaries of the FCPA or any other applicable Anti-corruption Laws;

(b) Neither Parent nor its Subsidiaries, nor any of their directors, officers, nor, to the Knowledge of Parent and its Subsidiaries, any of their employees, agents, other Representatives, or any Person authorized to act on their behalf (including any distributor, agent, sales intermediary or other third party), in each case, when acting on behalf of Parent or any of its Subsidiaries, has, directly or knowingly indirectly, offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or Governmental Entity, in order to obtain or retain business, or direct business to, any Person or entity, in any way;

(c) Since April 24, 2019, neither Parent, its Subsidiaries nor any of their directors, officers, or, to the Knowledge of Parent and its Subsidiaries, any of their respective employees or any other Persons acting for or on behalf of Parent or its Subsidiaries is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person located, organized, or resident in a Sanctioned Country; or (iii) any Sanctioned Person;

(d) Since April 24, 2019, none of Parent or its Subsidiaries nor any of their directors, officers, or, to the Knowledge of Parent and its Subsidiaries, employees has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person in violation of Sanctions;

(e) Since April 24, 2019, Parent has been in compliance with (i) applicable Sanctions and (ii) applicable Trade Control Laws; and

(f) To the Knowledge of Parent, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the violation of Sanctions or Trade Control Laws by Parent.

4.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.20 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Parent or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions. Parent will promptly after the date of this Agreement make available to the Company (on an outside counsel basis only) complete and correct copies of all engagement letters with its financial advisors.

4.21 Opinion of Financial Advisor. J.P. Morgan Securities LLC, Parent’s financial advisor, has delivered to the Parent Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, as of the date thereof, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent will make available to the Company a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only.

4.22 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks as the management of Parent has in good faith determined to be prudent and appropriate in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries are in full force and effect, (b) all premiums and other payments due on such policies have been paid by Parent or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) neither Parent nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (d) neither Parent nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.23 Ownership of Company Common Stock. Neither Parent nor any of its affiliates or associates is, nor at any time during the last three years has Parent or any of its affiliates or associates been, an “interested shareholder” of the Company as defined in Section 203 of the Delaware General Corporation Law. Parent and its Subsidiaries, affiliates and associates do not beneficially own any shares of the Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire the Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

4.24 Related Party Transactions. From the Applicable Date through the date of this Agreement, there have been no transactions or contracts between Parent or any of its Subsidiaries, on the one hand, and any affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.25 Merger Sub. Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Liens. Merger Sub has no assets or liabilities other than those necessary for corporate existence.

4.26 Financing. Subject to the accuracy of Section 3.5(d) and the compliance by the Company in all material respects with its obligations under Section 5.1, Parent will have sufficient funds available to it for Parent and, after the Effective Time, the Surviving Corporation, to complete the Merger and refinance in full all amounts outstanding under the Company Credit Agreement for which payment is required to be made at or immediately after the Effective Time, to pay cash in lieu of fractional shares in accordance with Section 2.3, and to satisfy the respective obligations of Parent and Merger Sub as and when contemplated by this Agreement and to pay or otherwise perform such obligations of Parent and Merger Sub under any agreement or documents entered into in connection with the Merger. Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges that its obligation to consummate the Merger as set forth in this Agreement is not contingent on Parent’s ability to obtain any financing.

4.27 Parent Material Customers and Parent Material Suppliers. Section 4.27 of the Parent Disclosure Schedule lists (a) the 10 largest suppliers of Parent and its Subsidiaries measured by dollar volume of spend for the fiscal year ended December 31, 2024 (each such supplier, a “Parent Material Supplier”) and (b) the 10 largest customers of Parent and its Subsidiaries measured by dollar volume of revenue for the fiscal year ended December 31, 2024 (each such customer, a “Parent Material Customer”). Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, between the Applicable Date and the date of this Agreement, no Parent Material Customer or Parent Material Supplier has terminated or adversely modified its business relationship with Parent or any of its Subsidiaries, or notified Parent or the applicable Subsidiary (whether in writing or, to the Knowledge of Parent, orally) of its intention to terminate or adversely modify its business relationship with Parent or the applicable Subsidiary in any way, other than the expiration of such relationship in accordance with its terms.

4.28 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 3, (a) none of the Company, or any of its affiliates, shareholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or its business or operations, including with respect to any information provided or made available to Parent or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Parent or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of the Company, nor any of its affiliates, shareholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Parent, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Parent or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company, or any of its affiliates, shareholders or Representatives, or any other Person, and (subject to the express representations and warranties of the Company set forth in Article 3) Parent and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by the Company or any Person with respect to the Company other than the representations and warranties set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company and its Subsidiaries Pending the Effective Time. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless Parent shall otherwise consent in writing (including via email specifically referencing this Section 5.1) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (y) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects, including, in each case, continuing to use commercially reasonable efforts to prepare audited financial statements for the fiscal year ended December 31, 2025 irrespective of the anticipated Closing Date. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent (including via email specifically referencing this Section 5.1) of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Company Charter or Company Code of Regulations or the organizational documents of any “significant” Subsidiary of the Company (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any shareholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest

(including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of the Company or any of its Subsidiaries, other than (i) the issuance of Company Common Stock in connection with the vesting of Company RSAs and settlement of Company RSUs or Company PSUs or the payment of cash in respect of the settlement of Company Phantom Awards or Company Cash Awards, in each case, outstanding as of the date hereof (or issued as permitted by this Section 5.1) and as required in accordance with their terms or (ii) as may be required pursuant to the Company Credit Agreement;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of the Company or any of its Subsidiaries (excluding Company Owned Intellectual Property which instead is the subject of Section 5.1(d) below), including, without limitation, the Company Real Property, in each case with value in excess of $5,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to enter the public domain, permit to lapse or otherwise dispose of any material Company Owned Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (ii) disclosure of non-public material Company Owned Intellectual Property or Trade Secrets to any Person, other than (A) to the Company or any of its Subsidiaries or (B) pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality that the Company or a Subsidiary entered into in the ordinary course of business;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends consistent with past practice and the terms and conditions of Section 5.17 and (ii) dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company that are made in compliance with the Company Credit Agreement and the other contractual obligations of the Company and its Subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of the Company or any material Subsidiary of the Company or to satisfy any withholding obligations;

(g) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of the Company;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $5,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the revolving, swingline or letter of credit facilities of the Company Credit Agreement so long as the aggregate amount of indebtedness outstanding thereunder does not exceed $350,000,000, (B) guarantees by the Company or any wholly owned Subsidiary of the Company of indebtedness for borrowed money of the Company or any other wholly owned Subsidiary of the Company, and (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than trade credit and similar loans and routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of the Company);

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule as in effect on the date of this Agreement, (A) grant or announce any increase in the compensation or benefits payable or to become payable to any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries; (B) grant any new or additional rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any current or former director, officer, employee or other service provider of the Company or any of its Subsidiaries; (C) establish, adopt, enter (or commit to enter) into, amend, terminate or extend (or enter into negotiations to do any of the foregoing) (x) any collective bargaining agreement or other Contract with any Union or (y) any Company Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof (other than any such changes associated with annual renewals of Company Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice that do not materially increase the costs to the Company or any of its Subsidiaries under such plans) or grant, amend or terminate any awards thereunder; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any Company Benefit Plan; (E) fund any payments or benefits that are payable or to be provided under any Company Benefit Plan (other than ordinary course contributions, accruals and/or payments made in accordance with the terms of such Company Benefit Plans); (F) terminate without “cause” (as determined consistent with past practice) or change the title of any director, officer, employee or other service provider of the Company or any of its

Subsidiaries or hire, promote or engage any director, officer, employee or any service provider of the Company or any of its Subsidiaries, in each case, other than terminations, changes in title, new hires, promotions or engagements of individuals in the ordinary course of business consistent with past practices at or below the level of Vice President; (G) make or forgive any loan to any current or former director, officer, employee or other service provider of the Company or its Subsidiaries (other than advancement of expenses in the ordinary course of business consistent with past practices); (H) recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any employees of the Company or its Subsidiaries; (I) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar state Law; (J) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former director, officer, employee or any service provider of the Company or its Subsidiaries; and (K) enter into, commit to enter into or otherwise provide for any agreement or arrangement providing for a Tax gross-up or other payment from the Company or its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code;

(m) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(n) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that (i) involve only the payment of monetary damages by the Company or its Subsidiaries not in excess of $500,000 individually or $2,000,000 in the aggregate, and (ii) does not impose material restrictions on the future activities or conduct of, or the admission of a violation of Law by, the Company or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(o) other than consistent with past practice, (i) make (other than in the ordinary course of business), change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law), in each case, if such action would, individually or in the aggregate with other actions described in this Section 5.1(o) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries.

(p) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(q) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Parent and its Subsidiaries Pending the Effective Time. Parent agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless the Company shall otherwise consent in writing (including via email specifically referencing this Section 5.2) (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (x) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (y) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent (including via email specifically referencing this Section 5.2) of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Charter or Parent Bylaws or the organizational documents of any “significant” Subsidiary of Parent (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Parent or any of its Subsidiaries, other than (i) the issuance of Parent Common Stock or other Equity Interests in connection with the exercise of Parent Stock Options or settlement or distribution of Parent PSUs or Parent RSUs (including issuances of dividend equivalents in connection therewith), in each case, outstanding as of the date hereof (or issued as permitted hereunder) and as required in accordance with their terms, (ii) in the ordinary course consistent with past practice, the grant of equity awards to Parent’s employees, directors or service providers (including newly hired, newly engaged, or newly promoted employees, directors or service providers or in accordance with Parent’s equity award grant practices), pursuant to the terms of the Parent Stock Plan and an applicable award agreement, and (iii) as may be required pursuant to any credit agreements of Parent or its Subsidiaries;

(c) other than in accordance with Section 5.16, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Parent or any of its Subsidiaries (excluding Parent Owned Intellectual Property which instead is the subject of Section 5.1(d) below), including, without limitation, the Parent Real Property, in each case with value in excess of $15,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to enter the public domain, permit to lapse or otherwise dispose of any material Parent Owned Intellectual Property, except for (i) non-exclusive licenses granted in the ordinary course of business consistent with past practice and (ii) disclosure of non-public material Parent Owned Intellectual Property or Trade Secrets to any Person, other than (A) to Parent or any of its Subsidiaries or (B) pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality that Parent or a Subsidiary entered into in the ordinary course of business;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends consistent with past practice and the terms and conditions of Section 5.17 and (ii) dividends paid by any direct or indirect wholly owned Subsidiary of Parent to Parent or to any other direct or indirect wholly owned Subsidiary of Parent that are made in compliance with any credit agreement of Parent or its Subsidiaries and the other contractual obligations of Parent and its Subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Parent or any material Subsidiary of Parent or to satisfy any withholding obligations or the payment of option exercise prices in connection with awards made pursuant to the Parent Stock Plan;

(g) merge or consolidate Parent or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Parent;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $15,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or the debt securities of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the revolving, swingline or letter of credit facilities of any credit agreement of Parent or its Subsidiaries in an aggregate amount not to exceed $700,000,000, (B) guarantees by Parent or any wholly owned Subsidiary of Parent of indebtedness for borrowed money of Parent or any other wholly owned Subsidiary of Parent, and (C) interest and commodity swaps, futures, forward contracts and similar derivatives (1) not entered for speculative purposes and (2) entered into on customary commercial terms in the ordinary course of business and in compliance with its risk management and hedging policies in effect on the date of this Agreement;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than trade credit and similar loans and routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Parent);

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Parent Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Parent Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(m) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that (i) involve only the payment of monetary damages by Parent or its Subsidiaries not in excess of $1,000,000 individually or $5,000,000 in the aggregate, and (ii) does not impose material restrictions on the future activities or conduct of, or the admission of a violation of Law by, Parent or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(n) other than consistent with past practice, (i) make (other than in the ordinary course of business), change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law), in each case, if such action would, individually or in the aggregate with other actions described in this Section 5.2(n) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of Parent and its Subsidiaries.

(o) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(p) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder and Shareholder Meetings.

(a) As promptly as practicable after the execution of this Agreement (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Parent and the shareholders of the Company, as applicable, and (ii) Parent and the Company shall jointly prepare and Parent shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and Parent shall use reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other Party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be sent to its respective stockholders and shareholders. Parent and the Company shall jointly prepare any response to requests or comments from the SEC and each of Parent and the Company agrees to permit the other and their respective counsels to participate in all substantive meetings and conferences with the SEC. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case, without providing the other Party with a reasonable opportunity to review and comment thereon and receiving the approval of the other Party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that in the event of a Company Adverse Recommendation Change in the case of the Company or a Parent Adverse Recommendation Change in the case of Parent, in each case, that is expressly permitted to be made pursuant to Section 5.4, such Party may communicate the Company Adverse Recommendation Change or the Parent Adverse Recommendation Change, as applicable, and such Party’s basis for its lack of a recommendation to its stockholders or shareholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto without the consent or approval of the other Party. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the shareholders of the Company. Parent shall notify the Company promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Party and its legal counsel with copies of any written comments, and shall inform the other Party of any oral comments, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Form

S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Party and their respective counsel. Neither Party shall submit any such written responses without receiving the approval of the other Party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed).

(b) Company Shareholders Meeting.

(i) The Company shall, promptly following the date on which the Form S-4 has been filed with the SEC and the Parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”), in accordance with applicable Law and the Company Charter and Company Code of Regulations, for the purpose of seeking the Company Shareholder Approval and other ancillary matters with respect thereto. The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Shareholders Meeting; provided, however, that the Company may postpone or adjourn the Company Shareholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Company Shareholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that in each case the Company Shareholders Meeting shall not be postponed or adjourned for more than ten Business Days in the aggregate from the originally scheduled date of the Company Shareholders Meeting without the prior written consent of Parent. The Company shall, upon the reasonable request of Parent, advise Parent with reasonable frequency prior to the date of the Company Shareholders Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval.

(ii) The Company shall, through the Company Board, unless the Company Board has made a Company Adverse Recommendation Change in compliance with Section 5.4, (A) make the Company Board Recommendation and include such Company Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Company Shareholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Company Shareholders Meeting.

(iii) Except as expressly permitted in Section 5.4, neither the Company Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by Parent, fail to issue, within ten Business Days after a Competing Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Company Shareholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Company Board Recommendation which request may not be made more than two times in respect of any specific Competing Proposal (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Company Adverse Recommendation Change”).

(c) Parent Stockholders Meeting.

(i) Parent shall, promptly following the date on which the Form S-4 has been filed with the SEC and the Parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”), in accordance with applicable Law and the Parent Charter and Parent Bylaws, for the purpose of seeking the Parent Stockholder Approval. At such Parent Stockholders Meeting, Parent may seek approval for other ancillary matters, including certain changes to the Parent Charter and Parent Bylaws in respect of officer exculpation. Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Parent Stockholders Meeting; provided, however, that Parent may postpone or adjourn the Parent Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that, in each case the Parent Stockholders Meeting shall not be postponed or adjourned for more than ten Business Days in the aggregate from the originally scheduled date of the Parent Stockholders Meeting without the prior written consent of the Company. Parent shall, upon the reasonable request of the Company, advise the Company with reasonable frequency prior to the date of the Parent Stockholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Stockholder Approval.

(ii) Parent shall, through the Parent Board, unless the Parent Board has made a Parent Adverse Recommendation Change in compliance with Section 5.4, (A) make the Parent Board Recommendation and include such Parent Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Parent Common Stock Issuance, (C) use its reasonable best efforts to take all other action necessary or advisable to secure the Parent Stockholder Approval and (D) otherwise comply in all material respects with applicable Law with respect to the Parent Stockholders Meeting.

(iii) Except as expressly permitted in Section 5.4, neither the Parent Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by the Company, fail to issue, within ten Business Days after a Competing Proposal is publicly announced (and in no event later than one Business Day prior to the date of the Parent Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Parent Board Recommendation which request may not be made more than two times in respect of any Competing Proposal (the actions specified in the foregoing clauses (A) through (D) being referred to as a “Parent Adverse Recommendation Change”).

(d) The Company and Parent shall use their respective reasonable best efforts to set the record dates for, and to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same date and at the same time; provided, that, in furtherance of the foregoing, in the event that either the Company shall have postponed or adjourned the Company Shareholders Meeting in accordance with Section 5.3(b)(i) or Parent shall have postponed or adjourned the Parent Stockholders Meeting in accordance with Section 5.3(c)(i), the other Party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Merger Sub Consent. Promptly following the execution of this Agreement (but no later than 24 hours following the execution of this Agreement), Parent shall execute and deliver, in accordance with Section 1701 of the OGCL, a written consent adopting this Agreement in its capacity as the sole shareholder of Merger Sub and shall promptly deliver a copy of such written consent to the Company.

5.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 5.4, each of Parent and the Company shall immediately cease, and each shall cause its respective Subsidiaries to, and direct their Representatives to, immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within two Business Days following the execution of this Agreement) to have promptly returned or destroyed to Parent or the Company, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 7, each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, and direct and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or induce (including by way of furnishing information), or take any other action intentionally designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or could reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person regarding any Competing Proposal; provided, however, that if, prior to obtaining the Parent Stockholder Approval (in the case of Parent) or the Company Shareholder Approval (in the case of the Company) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Parent Board or the Company Board, as applicable, determines in good faith (after consulting with its financial advisor as to financial matters and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that did not result from a breach of this Section 5.4, the Parent Board or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable Law, Parent or the Company, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Parent or the Company, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information that is material and non-public or access has previously been made available to Parent or the Company, as applicable, or shall be made available to Parent or the Company, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person (subject to applicable Law). Except as expressly permitted by this Section 5.4, each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, and direct its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable Party in respect of or in contemplation of a Competing Proposal (other than to the extent the Parent Board or the Company Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would reasonably be expected to be inconsistent with such directors’ fiduciary duties under applicable Law), or (4) propose to do any of the foregoing. Notwithstanding the foregoing, each of Parent and the Company and each of their respective Subsidiaries and Representatives may in any event (x) seek to clarify and understand the terms and conditions of any proposal, offer, written inquiry or indication of interest from a third party solely to determine whether such proposal, offer, written inquiry or indication of interest constitutes or would reasonably be expected to lead to a Superior Proposal and (y) inform such third party that has made or, to the Knowledge of Parent or Knowledge of the Company, as applicable, is considering making a Competing Proposal of the provisions of this Section 5.4.

(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 5.4, prior to receipt of the Parent Stockholder Approval, the Parent Board may, or, prior to receipt of the Company Shareholder Approval, the Company Board may, in each case in response to any Competing Proposal that was not a result of a breach of this Section 5.4, effect a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, or, in the case of the Company only, terminate this Agreement to enter into a definitive written agreement providing for the consummation of a Superior Proposal pursuant to Section 7.1(c)(iii) if and only if (i) the Parent Board or the Company Board, as applicable, concludes in good faith, after consultation with its outside financial advisors as to financial matters and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Parent Board or the Company Board, as applicable, provides the other Party five Business Days’ prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal, it being agreed that neither the delivery of such notice by Parent or the Company, as applicable, nor any public announcement thereof that such Party determines it is required to make under applicable Law shall constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, unless and until such Party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions proposed or agreed to by the other Party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal; (iii) during the five Business Days following the Competing Proposal Notice (the “Negotiation Period”), if requested by the other Party, the board of directors effecting the recommendation change and its Representatives have negotiated in good faith with the other Party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other Party in response to such Competing Proposal; and (iv) at the end of such five Business Day period, the Parent Board or the Company Board, as applicable, concludes in good faith, after consultation with its outside legal counsel and, as to financial matters, its outside financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other Party has irrevocably and in writing agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, would be inconsistent with the directors’ fiduciary duties to the stockholders of Parent or the stockholders of the Company, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional two Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Parent and the Company set forth in Section 5.4(a) and Section 5.4(b), Parent or the Company shall promptly, and in any event no later than twenty-four (24) hours, after it receives (x) a Competing Proposal, (y) any request for non-public information relating to Parent or the Company or its respective Subsidiaries, other than requests unrelated to a Competing Proposal, or (z) any inquiry or request for discussions or negotiations regarding any potential Competing Proposal, notify the other Party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and provide an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal, including the identity of the Person making such request, inquiry or Competing Proposal) and any material modifications to such request, inquiry or Competing Proposal. Each Party shall keep the other Party reasonably informed (and in any event, at the other Party’s reasonable request) of the status of any request, inquiry or Competing Proposal (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written material correspondence related to the terms and conditions of the Competing Proposal and draft documentation. Without limiting the foregoing, each Party shall promptly (and in any event within twenty-four (24) hours) notify the other Party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Parent Stockholder Approval or the Company Shareholder Approval, the Parent Board or the Company Board, respectively, may make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, if (i) such board of directors determines that an Intervening Event has occurred and (ii) such board of directors determines in good faith (after consultation with outside counsel) that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, in response to such Intervening Event would reasonably be expected to be inconsistent with such directors’ fiduciary duties to the stockholders of Parent or the shareholders of the Company, as applicable, under applicable Law; provided that (x) the Parent Board or the Company Board has given the other Party at least five Business Days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, the applicable Party has negotiated in good faith with the other Party and its Representatives during such notice period (to the extent such other Party wishes to negotiate) to enable such other Party to revise the terms of this Agreement, such that the failure to make a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with such directors’ fiduciary duties to its stockholders under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Parent Board or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute a Parent Adverse Recommendation Change or a Company Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(b).

(f) Any violation of the restrictions contained in this Section 5.4 by any of the Subsidiaries of Parent or the Company, or any action taken by any Representatives of Parent or the Company or any of their respective Subsidiaries acting at Parent’s or the Company’s respective direction or on its respective behalf that would have constituted a breach of this Section 5.4 if such action had been taken by Parent or the Company shall, in each case, be deemed to be a breach of this Section 5.4 by Parent or the Company (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide written proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Parent or the Company or any of its respective Subsidiaries, as applicable; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease, or otherwise) by any Person (or group of Persons) of any business or assets of Parent or the Company and their respective Subsidiaries that generated 20% or more of the consolidated revenues, net income or assets of Parent or the Company and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Parent Board or the Company Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of 20% or more of the issued and outstanding shares of Parent Common Stock or Company Common Stock or any other Equity Interests in Parent or the Company, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning 20% or more of the shares of Parent Common Stock or Company Common Stock or any other Equity Interests of Parent or the Company or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 20% or more of the consolidated assets of Parent or the Company or any of their respective Subsidiaries (measured by the fair market value thereof), or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Parent or the Company, as applicable, or its respective board of directors after the date of this Agreement that (A) was not known or reasonably foreseeable as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of this Agreement), (B) did not arise out of a material breach of this Agreement, and (C) does not relate to a Competing Proposal or a Superior Proposal or any inquiry or communications or matters related thereto.

(iii) “Superior Proposal” means a Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party that did not otherwise result from a breach of this Section 5.4 and which, in the good faith judgment of the Parent Board or the Company Board, as applicable, and after consultation with its outside financial advisors as to financial matters and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of the consummation of such Competing Proposal and the third party making such Competing Proposal in addition to such other factors as the Parent Board or the Company Board, as applicable, considers appropriate, (x) if consummated, would result in a transaction that is more favorable to the stockholders of Parent or the shareholders of the Company (in each case, in their capacities as such), as applicable, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other Party (including pursuant to Section 5.4(b)) and taking into account any applicable Parent Termination Fee or Company Termination Fee) and (y) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Parent and the Company shall (and shall cause their respective Subsidiaries and direct their Representatives to) afford to the other Party and its Representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, key employees and Representatives and, during such period, each of Parent and the Company shall (and shall cause its Subsidiaries and direct its Representatives to) furnish promptly to the other Party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other Party may reasonably request, in each case, solely to the extent required for the consummation of the Transactions

(including the Merger) and integration planning purposes; provided, however, none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such Party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such Party or (z) otherwise violate any applicable Law; provided, further, that none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be allowed access for the purpose of conducting any Phase II environmental site assessment or other sampling or intrusive investigation with respect to their respective properties without the prior consent of the other Party; and, provided, further, that in no event shall either Parent or the Company be required pursuant to this Section 5.5 or any other provision of this Agreement to provide the other Party or its Representatives any data or information in any format other than in the form that it then exists, or to otherwise manipulate or reconfigure any data or information regarding such Party and its Subsidiaries or any of its or their assets, financial performance or conditions or operations. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, each Party shall advise the other Party of the subject matter of any such information that cannot be disclosed and the Parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated September 18, 2025, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Parent and the Company, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the Parties hereby agree that no investigation by any of the Parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

5.6 Appropriate Action.

(a) The Company, Parent and Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with the Company, Parent or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The Parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws with respect to the Transactions as promptly as practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event, no later than

20 Business Days after the date hereof) and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable antitrust Laws or foreign investment Laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, as applicable.

(b) In furtherance, and without limiting the generality of the foregoing, the Parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (i) provide or cause to be provided promptly to the other Party all necessary information and reasonable assistance as any Governmental Entity may from time to time require of such Party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws and (ii) provide or cause to be provided promptly all commercially reasonable assistance and cooperation to allow the other Party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, including providing to the other Party any information that the other Party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing. To the extent permitted by applicable Law, each Party shall (x) keep the other apprised of the content and status of any substantive communications with, and substantive communications from, any Governmental Entity with respect to the Transactions, including notifying the other Party promptly of any substantive communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, and (y) provide advance notice of, and permit representatives of the other Party to be present and participate at, each substantive meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws; provided, further, that each Party shall consult with the other Party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the Parties shall, and shall use their reasonable best efforts to cause their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) as necessary to comply with any Contract or Laws; and (2) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the penultimate sentence of this Section 5.6(c), Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Law that may be asserted by any Governmental Entity so as to enable the Parties to close the Transactions as promptly as practicable, and in any event prior to the

Outside Date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to (or permitted to without the written consent of the other Party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship (such consent to be granted or withheld in such other Party’s sole discretion) (each a “Remedial Action”) unless such Remedial Action, individually or in the aggregate with all Remedial Actions, would be immaterial to Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole. In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsections (a) and (b) of this Section 5.6.

(d) Parent and the Company shall not, and each of Parent and the Company shall cause their respective Subsidiaries to not, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to materially impede or prevent the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, or the Closing.

5.7 Certain Notices. Subject to applicable Law, each Party shall give prompt notice to the other Parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, but, with respect to Persons other than any Governmental Entity, only if the failure to obtain such consent or approval would or would reasonably be expected to materially impair or delay the consummation of the Transactions or be material to the Party receiving such notice or communication and its Subsidiaries, taken as a whole; (b) receipt of any notice or other communication from any Governmental Entity, the NYSE or NASDAQ (or any other securities market) in connection with the Transactions; or (c) such Party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

5.8 Public Announcements. Each Party agrees that no public release or announcement concerning the Transactions shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each Party may make public statements or disclosures with respect to the Transactions that are substantially similar with prior releases, public disclosures or statements made by either Party in compliance with this Section 5.8. Notwithstanding the foregoing, the restrictions in this Section 5.8 shall not apply to any public release or announcement (a) made or proposed to be made by Parent or the Company, as applicable, in connection with a Competing Proposal, a Superior Proposal, a Company Adverse Recommendation Change, a Parent Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.4 or (b) in connection with any disputes between the Parties regarding this Agreement or the Transactions. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the Parties.

5.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s (or its Subsidiaries’) organizational documents in effect as of the date of this Agreement, and (iii) any Contract of the Company in effect as of the date of this Agreement, each person who is now, or has been at any time prior to the Effective Time (A) a director or officer of the Company or its Subsidiaries or (B) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which the Company or any of its Subsidiaries owns any Equity Interests, properties or assets (each person in clauses (A) and (B), an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in the Company’s or its respective Subsidiaries’ articles of incorporation, code of regulations or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six years from the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation shall and shall cause its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of the Company or such Subsidiary, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitee; provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

(c) For six years from and after the Effective Time, Parent shall maintain for the benefit of the Indemnitees, director’s and officer’s insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, Parent shall nevertheless be obligated to provide such coverage as may be obtained for 300% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) With respect to any indemnification obligations of Parent and the Surviving Corporation pursuant to this Section 5.9, Parent and the Surviving Corporation hereby acknowledge and agree that: (i) Parent and the Surviving Corporation shall be the indemnitors of first resort with respect to all indemnification obligations of Parent and the Surviving Corporation pursuant to this Section 5.9 (i.e., their obligations to an applicable Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnitee are secondary) and (ii) Parent and the Surviving Corporation irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(e) If either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 5.9.

(f) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnitees; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger (including shares of Parent Common Stock to be reserved upon exercise of Parent Stock Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Parent shall submit a listing application with NYSE (the “NYSE Listing

Application”) with respect to such shares of Parent Common Stock. Parent shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Parent and the Company shall furnish all information as may be reasonably requested by the other Party in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by any Party without providing the other Parties with a reasonable opportunity to review and comment thereon and Parent giving due consideration to the reasonable additions, deletions or changes suggested by the Company and its legal counsel. In addition, each Party agrees to provide the other Party and its legal counsel with copies of any written comments or requests, and shall inform the other Party of any oral comments or requests, that such Party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments or requests, and any written or oral responses thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Party and their respective counsel.

5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder and Shareholder Litigation. Subject to entry into a customary joint defense agreement, each of Parent and the Company shall provide the other Party the opportunity to participate, at its own cost and expense, in the defense of any litigation brought by stockholders of Parent or shareholders of the Company or in the name of Parent or the Company against Parent or the Company, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) provided that either Parent or the Company may compromise, settle or come to an agreement regarding any litigation brought by stockholders of Parent or stockholders of the Company or in the name of Parent or the Company against Parent or the Company, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger, if each of the following conditions are met: (a) the resolution of such litigation requires payments from Parent or the Company, as applicable, in an amount not to exceed the amount set forth on Section 5.12 of the Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, or the provision of disclosures to the stockholders of Parent or the Company as applicable (which disclosure shall be subject to the other Party’s review and comments, which reasonable comments Parent or the Company, as applicable, shall consider in good faith); (b) the settlement provides for no injunctive relief; (c) the settlement provides that the applicable Party is released from all liability in connection therewith; and (d) none of Parent, Merger Sub and the Company, and their respective Subsidiaries and Representatives are required to admit any wrongdoing as part of the settlement.

5.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the Parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, the Company, Parent and Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) by using reasonable best efforts to refrain from any action that such Party knows, or is reasonably expected to know, is reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment and (B) by not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).(iii) Parent, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly notify the other Party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) Tax Opinions. Parent, Merger Sub and the Company shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of each of the Company Tax Opinion and the Parent Tax Opinion. Each of Parent and the Company shall execute and deliver to each of Company Tax Counsel and Parent Tax Counsel a Tax representation letter (i) substantially in the form of Exhibit C and Exhibit D attached hereto, (ii) dated as of the date of such opinion and (iii) signed by an officer of the Company or Parent and Merger Sub, as applicable. Parent and the Company shall provide such other information as reasonably requested by each of Company Tax Counsel and Parent Tax Counsel for purposes of rendering the Company Tax Opinion or Parent Tax Opinion, as applicable.

(c) FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing; provided, that the only remedy for any failure to deliver the documentation described in this paragraph shall be to make an appropriate withholding (to the extent required by applicable Law) from consideration deliverable in connection with this Agreement consistent with the terms of Section 2.5(i).

5.14 Employee Matters.

(a) Parent shall, or shall cause a Subsidiary to, provide each employee of the Company and its Subsidiaries immediately prior to the Effective Time who does not provide services pursuant to a collective bargaining agreement or other Contract with any Union and who continues employment with Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with the following: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (A) an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such Continuing Employee was eligible immediately prior to the Effective Time, and (B) a short-term annual cash incentive opportunity that is not less than the short-term annual cash incentive opportunity (including annual cash bonus programs and commissions) for which such Continuing Employee was eligible immediately prior to the Effective Time, and (ii) except to the extent otherwise agreed to with Parent or one of its Subsidiaries and the applicable Continuing Employee, if the Effective Time occurs after January 1, 2026, but prior to the grant of any phantom stock awards to such Continuing Employee as permitted pursuant to Section 5.1(b), during the period beginning on the Closing Date and ending on December 31, 2026, a long-term incentive opportunity with a grant date fair value that is substantially comparable to the grant date fair value of the phantom stock awards for which such Continuing Employee was eligible immediately prior to the Effective Time, as applicable (excluding any change-of-control, transaction or one-time special bonus opportunities (including any retention agreements)), (iii) during the period beginning on the Closing Date and ending on the earlier of the first anniversary of the Closing Date and December 31, 2026, retirement, health and welfare and other benefits (excluding equity or equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, long-term incentive, defined benefit arrangements, nonqualified deferred compensation, change-of-control, transaction or one-time special bonus opportunities (including any retention agreements) and post-retirement or retiree health and welfare arrangements (together, the “Excluded Benefits”)) that are, in Parent’s sole discretion, substantially comparable in the aggregate, to either those provided to similarly situated employees of Parent and its Subsidiaries or those provided to such Continuing Employee immediately prior to the Closing Date (in each case, excluding the Excluded Benefits).

(b) Parent will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit to Continuing Employees under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) offered to Continuing Employees for all service prior to the Effective Time with the Company or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by the Company or any of its Subsidiaries, as applicable) for purposes of vesting, level of benefit accrual and eligibility to participate under each applicable Parent benefit plan made available to Continuing Employees on or after the Closing to the same extent and for the same purpose such service was recognized immediately prior to the Closing Date by the Company and its Subsidiaries under an analogous plan, as if such service had been performed with Parent except for (i) benefit accrual under defined benefit pension plans, any non-qualified deferred compensation plan, for purposes of qualifying for subsidized early retirement benefits or for purposes of any retiree health or welfare plans or arrangements, (ii) to the extent it would result in a duplication of benefits, (iii) to the extent that such service is not recognized under such Parent benefit plan for other employees of Parent or its Subsidiaries, and (iv) for purposes of any new equity or equity-based compensation plan, program, agreement or arrangement, in either case.

(c) To the extent that Continuing Employees do not continue to participate in Company Benefit Plans as in place immediately prior to the Closing, in addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health or welfare benefits to any Continuing Employee and his or her dependents, for the plan year in which the Effective Time occurs, Parent will use commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable Company Benefit Plan as of immediately prior to the Effective Time, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under a Company Benefit Plan during the plan year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

(d) The Company shall take all action necessary to amend each Company Benefit Plan that is intended to qualify as a cash deferred arrangement under Section 401(k) of the Code, effective as of the Closing, to the extent necessary to limit participation to employees of the Company and to exclude all employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) from participation in such plan.

(e) The Company and Parent shall reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of the Company, Parent or any of their respective Subsidiaries, or any Union which is representing any employee of the Company, Parent or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (the “Labor Consultations”). In connection with the Labor Consultations, the Company and Parent shall (i) keep the other fully informed of the status of the Labor Consultations process and shall promptly provide the other with a true and certified copy of any opinion or statement delivered by an applicable labor or trade union, works council, labor organization or other employee representative, (ii) provide the other with a reasonable opportunity to review, prior to distribution, any communications delivered to any Union and consider in good faith the other’s reasonable comments thereon and (iii) use commercially reasonable efforts to, and to cause its affiliates to use commercially reasonable efforts to, complete any of the Labor Consultations expeditiously.

(f) Prior to the Effective Time, each of Parent and the Company shall provide to the other Party copies of any written or pre-recorded oral, broad-based communications with employees of the Company or its Subsidiaries regarding the impact of the Merger on such employee’s employment, compensation or benefits for the Company’s or Parent’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, that no such prior approval shall be required in the event (i) the other Party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

(g) With respect to each material Company Benefit Plan, the Company shall, within 30 days following the date of this Agreement, deliver or make available to Parent copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent favorable determination letter from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code; and (iii) the most recent nondiscrimination testing results.

(h) With respect to each Multiemployer Plan set forth in Section 3.11(f) of the Company Disclosure Schedule, the Company shall, within 30 days following the date of this Agreement, deliver true and complete copies of (i) contribution reports for the last three years; (ii) all participation agreements; (iii) any notices of endangered or critical status received by the Company; (iv) any notices of funding improvement or rehabilitation plans received by the Company; (v) any estimates of withdrawal liability received by the Company in the last 2 years or any notices of a complete or partial withdrawal received by the Company; and (vi) any notices of monetary assessments, insolvency or termination received by the Company.

(i) With respect to each material Parent Benefit Plan, Parent shall, within 30 days following the date of this Agreement, deliver or make available to the Company copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent favorable determination letter from the IRS with respect to each Parent Benefit Plan intended to qualify under Section 401(a) of the Code; and (iii) the most recent nondiscrimination testing results.

(j) With respect to each Multiemployer Plan set forth in Section 4.11(f) of the Parent Disclosure Schedule, Parent shall, within 30 days following the date of this Agreement, deliver true and complete copies of (i) contribution reports for the last three years; (ii) all participation agreements; (iii) any notices of endangered or critical status received by Parent; (iv) any notices of funding improvement or rehabilitation plans received by Parent; (v) any estimates of withdrawal liability received by Parent in the last 2 years or any notices of a complete or partial withdrawal received by Parent; and (vi) any notices of monetary assessments, insolvency or termination received by Parent.

(k) Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any Company Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Parent or its Subsidiaries from amending, modifying, suspending, revoking or terminating any Company Benefit Plan. The Parties acknowledge and agree that the terms set forth in this Section 5.14 shall not create or confer any right in any employee of the Company or its Subsidiaries or any other Person, including continued employment with the Company, Parent, the Surviving Corporation or their respective Subsidiaries or compensation or benefits, or any rights or remedies of any nature or kind whatsoever under or by reason of this Section 5.14.

5.15 Cooperation as to Integration. Each of Parent and the Company will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws and Section 5.5 (which it is hereby acknowledged is not amended, modified or superseded by this Section 5.15), to cooperate with the other Party in connection with planning the integration of the business operations of Parent and the Company.

5.16 Financing Matters. Between the date hereof and the Closing Date, each of Parent and the Company shall, and shall cause its Subsidiaries to, reasonably cooperate to mutually develop and determine an optimal global financing structure for Parent and its Subsidiaries from and after the Closing (assuming the consummation of the Merger), and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and taking into account the expected post-Closing operations and characteristics and terms of the existing indebtedness, regarding each Party’s and its Subsidiaries’ credit agreements or other documents governing or relating to indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, payoff (or similar action), new financing or otherwise with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit facilities (or similar indebtedness).

5.17 Dividends. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article 7, none of the Company or Parent shall make, declare or set aside any dividend or other distribution to its stockholders or shareholders, as applicable, without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required for (a) in the case of the Company, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on Company Common Stock at a rate not in excess of $0.16 per share, per calendar quarter consistent with past practice and made solely out of the Company’s cash on hand prior to the Effective Time and (b) in the case of Parent, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on shares of Parent Common Stock at a rate not in excess of $0.1875 per share, per calendar quarter in accordance with past practice and made solely out of Parent’s cash on hand prior to the Effective Time (any dividend permitted under the preceding clauses (a) and (b), a “Permitted Dividend”); provided, further, that (i) any Permitted Dividend authorized by a Party shall be deemed to relate to the calendar quarter in which the record date for such Permitted Dividend occurs, even if the payment date for such Permitted Dividend occurs in a subsequent calendar quarter; (ii) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock are entitled to receive a dividend for a particular calendar quarter prior to the Closing Date, then the holders of Parent Common Stock and the holders of Company Common Stock, respectively, shall also receive a dividend for such calendar quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date; and (iii) the Parties will cooperate such that, and Parent will ensure that, any Permitted Dividend authorized by Parent having a record date in the calendar quarter in which the Closing occurs will have the same record date as the Company’s Permitted Dividend for such calendar quarter in order to ensure that the shareholders of the Company and stockholders of Parent are entitled to receive the same number of such dividends between the date hereof and the Effective Time.

5.18 Stock Exchange Delisting and Deregistration. Parent and the Company will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Company Common Stock from NASDAQ and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

5.19 Section 280G. As soon as practicable following the date hereof, the Company shall use reasonable best efforts to provide Parent with calculations and reasonable back up information relating to Sections 280G and 4999 of the Code relating to the Transactions, and shall provide Parent with an update to such calculations within a reasonable time prior to the Effective Time.

5.20 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any of the Transactions, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

5.21 Obligations of Merger Sub . Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger and the other Transactions.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Parent, the Company and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the shareholders of the Company pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which the Company and its Subsidiaries (taken as a whole) or Parent and its Subsidiaries (taken as a whole) have material assets or material business operations which prohibits, restrains or makes illegal the consummation of the Merger and is in effect (it being understood and agreed that, for clarity, any communication or notification from a Governmental Entity that an investigation of the Transactions under antitrust or foreign investment Laws may be conducted or continue following the expiration of the waiting period under the HSR Act, or similar period under other applicable antitrust, foreign investment or foreign subsidies Law, and the consummation of the Merger shall not constitute such a Law or Order).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act. Any applicable waiting period, together with any voluntary extensions thereof pursuant to any agreement with any Governmental Entity, under the HSR Act shall have expired or been terminated.

6.2 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1(a) (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), and Section 3.20 (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 3.2(a) (Company Capitalization) shall be true and correct in all respects as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on and as of such date.

(b) The Company shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects; provided, however, that with respect to the covenant set forth in Section 5.1(i), the Company shall have performed or complied with such covenant in all respects.

(c) No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Parent shall have received the Parent Tax Opinion from Parent Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

6.3 Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Parent set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.20 (Broker’s Fees) and Section 4.25 (Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Parent Capitalization) shall be true and correct in all respects as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made on and as of such date.

(b) Each of Parent and Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No Effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) The Company shall have received the Company Tax Opinion from Company Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned:

(a) By mutual written consent of Parent and the Company at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained;

(b) By either Parent or the Company:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which the Company and its Subsidiaries (taken as a whole) or Parent and its Subsidiaries (taken as a whole) have material assets or material business operations (or any other Governmental Entity whose approval is required as a condition to Closing pursuant to Section 6.1(e)) which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, the Transactions shall not have been consummated by April 28, 2026 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 6 other than Section 6.1(a), Section 6.1(c) (solely with respect to Laws or Orders related to the HSR Act or other Laws or Orders relating to any other regulatory approval required to be obtained pursuant to Section 6.1(e)) or Section 6.1(e) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Initial Outside Date shall automatically be extended to July 28, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Parent and the Company mutually agree in writing to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(iii) if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By the Company:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, Parent shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Parent prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 days following written notice to Parent by the Company of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) prior to the receipt of the Parent Stockholder Approval, if (A) the Parent Board or a committee thereof shall have effected a Parent Adverse Recommendation Change or (B) Parent shall have committed a Willful and Material Breach of any of its obligations under Section 5.4; or

(iii) prior to receipt of the Company Shareholder Approval but not thereafter in connection with the Company or any of its Subsidiaries entering into a definitive written agreement providing for the consummation of a Superior Proposal in accordance with Section 5.4; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) unless the Company has complied in all material respects with Section 5.4 (including Section 5.4(d)).

(d) By Parent:

(i) if, whether before or after the Parent Stockholder Approval or Company Shareholder Approval have been obtained, the Company shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Outside Date or otherwise is not cured by the earlier of (x) 30 days following written notice to the Company by Parent of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii) prior to the receipt of the Company Shareholder Approval, if (A) the Company Board or a committee thereof shall have effected a Company Adverse Recommendation Change or (B) the Company shall have committed a Willful and Material Breach of any of its obligations under Section 5.4.

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, the Company or Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any Party for liabilities or damages incurred or suffered (including the loss to the shareholders of the Company or the stockholders of Parent, as applicable, of the benefits of the Transaction) as a result of a Willful and Material Breach or fraud by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (a) only the Company or Parent, as applicable (and not their respective stockholders or shareholders, as applicable) may bring an action pursuing liability for such damages and (b) the Company or Parent, as applicable, may retain, without distribution to its stockholders or shareholders, as applicable, any such damages received. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Parent and the Company), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible Party concurrently with the Closing. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Merger shall be borne by Parent.

(b) If this Agreement is terminated (i) pursuant to Section 7.1(d)(ii) (or pursuant to any other provision of Section 7.1 at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(ii)) or (ii) pursuant to Section 7.1(c)(iii), then the Company shall pay to Parent $15,000,000 (the “Company Termination Fee”) no later than three Business Days (x) following such termination in the case of a termination pursuant to clause (i) above or (y) following consummation of the transaction in respect of such Competing Proposal in which the Company has terminated this Agreement pursuant to Section 7.1(d)(ii).

(c) (i) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iii) or (B) pursuant to Section 7.1(d)(i), and (ii) in any such case a Competing Proposal shall have been publicly announced (and not publicly withdrawn) after the date of this Agreement and prior to the date of the Company Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (iii) if within 12 months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or the Company enters into a definitive agreement in respect of a Competing Proposal, then the Company shall pay to Parent the Company Termination Fee, less any Expenses previously paid, no later than three Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(d) If this Agreement is terminated pursuant to Section 7.1(c)(ii) (or pursuant to any other provision of Section 7.1 at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(ii)), then Parent shall pay to the Company $15,000,000 (the “Parent Termination Fee”) no later than three Business Days following such termination.

(e) (i) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iv) or (B) pursuant to Section 7.1(c)(i), and (ii) in any such case a Competing Proposal shall have been publicly announced (and not publicly withdrawn) after the date of this Agreement and prior to the date of the Parent Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (iii) if within 12 months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Parent enters into a definitive agreement in respect of a Competing Proposal, then Parent shall pay to the Company the Parent Termination Fee, less any Expenses previously paid, no later than three Business Days following the consummation of such transaction; provided that, solely for purposes of this Section 7.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(f) If this Agreement is terminated pursuant to Section 7.1(b)(iii) and as of the date of such termination (x) the Parent Stockholders Meeting has been held and the Parent Stockholder Approval was obtained and (y) neither the Parent Board nor a committee thereof shall have effected a Parent Adverse Recommendation Change, then the Company shall pay or cause to be paid to Parent the Expenses of Parent no later than three Business Days after such termination.

(g) If this Agreement is terminated pursuant to Section 7.1(b)(iv) and as of the date of such termination (x) the Company Shareholders Meeting has been held and the Company Shareholder Approval was obtained and (y) neither the Parent Board nor a committee thereof shall have effected a Parent Adverse Recommendation Change, then Parent shall pay or cause to be paid to the Company the Expenses of the Company no later than three Business Days after such termination.

(h) Any Company Termination Fee, Parent Termination Fee or Expenses due under this Section 7.3 shall be paid by wire transfer of immediately available funds.

(i) The Parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against such Party for such amounts, such Party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in The Wall Street Journal for the relevant period, together with the costs and expenses of the other Party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee, nor shall Parent be required to pay the Parent Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Parent Termination Fee or Company Termination Fee is payable and actually paid to Parent or the Company in accordance with this Section 7.3, payment of such Parent Termination Fee or Company Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating Party and its respective affiliates against any other Party or such other Party’s stockholders or shareholders, as applicable, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Parent Termination Fee or Company Termination Fee, expanding the circumstances in which the Parent Termination Fee or Company Termination Fee are to be paid or restricting or modifying the other rights of any Party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Parent Termination Fee or Company Termination Fee are payable pursuant to this Section 7.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Parent Termination Fee or Company Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or Company Shareholder Approval has been obtained; provided, that after the Parent Stockholder Approval or Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or shareholders of the Company, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the Parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, that after the Parent Stockholder Approval or Company Shareholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or shareholders of the Company, as applicable, without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Survival. This Article 8 and the agreements of the Company, Parent and Merger Sub contained in Article 2, Section 5.9 (Director and Officer Indemnification), Section 5.10 (Stock Exchange Listing), and Section 5.14 (Employee Matters) shall survive the consummation of the Merger. No other representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time, which shall survive to the extent expressly provided for therein.

8.2 Notices. Any notices or other communications to any Party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided the sender does not receive an automatic bounce back of non-delivery), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to the Company, addressed to it at:

Olympic Steel, Inc.

22901 Millcreek Boulevard, Suite 650

Highland Hills, Ohio 44122

Attention:	Richard Manson
Email:	[***]

with a copy (which shall not constitute notice) to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attention:	Benjamin L. Stulberg; Jared P. Hasson
Email:	[***]

If to Parent or Merger Sub, addressed to it at:

Ryerson Holding Corporation

227 W. Monroe St. – 27th Floor

Chicago, Illinois 60606

Attention:	General Counsel
Email:	[***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:	Cristopher Greer; Adam Turteltaub; Brian Hamilton; Thomas Sharkey
Email:	[***]

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Parent or the Company, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Parent or the Company, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party; provided, however, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Parent or the Company, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to the Company, Parent, or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Chapter 1704.01 of the OGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Company Credit Agreement” means that certain Third Amended and Restated Loan and Security Agreement, dated as of December 8, 2017, by and among the Lenders (as defined therein), Bank of America, N.A., as administrative agent, and the other parties party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement.

“Company Intellectual Property” means all Company Owned Intellectual Property together with all third party Intellectual Property used, held for use in or necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the same geographic regions: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriation or funding hiatus (or similar event), or civil unrest), changes due to natural or man-made disasters or any other national or international calamity, crisis or disaster or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of the Company under this Agreement (or expressly permitted in Section 5.1 of the Company Disclosure Schedule) or taken at the written request of Parent (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, Parent, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Company Common Stock or any downgrade in the ratings of any indebtedness or debt securities of the Company or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Company Proprietary Software” means all Software included in the Company Owned Intellectual Property.

“Company Real Property Lease” means any lease, sublease, occupancy agreement or other agreement governing any Company Leased Real Property and any amendment, modification, guaranties and side letters relating thereto.

“Company Registered Intellectual Property” means any and all Company Owned Intellectual Property which consists of (a) applications or registrations of Patents, (b) applications or registrations of Trademarks, (c) applications or registrations of Copyrights and (d) Internet Domain Names.

“Company Stock Plan” means the Olympic Steel, Inc. Amended and Restated 2007 Omnibus Incentive Plan, as amended and/or restated from time to time.

“Company Tax Counsel” means Jones Day or such other nationally recognized Tax counsel reasonably acceptable to the Company and Parent.

“Company Tax Opinion” means a written opinion from Company Tax Counsel delivered to the Company in connection with the consummation of the Merger pursuant to Section 5.13(b), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Company Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Parent, Merger Sub and the Company pursuant to Section 5.13(b).

“Contract” means any legally binding agreements, arrangements, commitments, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, employment agreements, licenses and other obligations to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“Disclosure Schedules” means the Parent Disclosure Schedule and the Company Disclosure Schedule.

“Effect” means any change, event, occurrence or development.

“Environmental Claim” means any written notice of Proceeding, investigation, order, demand, or claim by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the Release or threat of Release of or exposure of any Person to any Hazardous Materials, (b) circumstances forming the basis of any violation or alleged violation of any applicable Environmental Law, or (c) any other matters for which liability is imposed under Environmental Laws.

“Environmental Laws” means any and all applicable Laws, regulating or relating to pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment, including those relating to the manufacture, distribution or labeling of Hazardous Materials or products containing Hazardous Materials, or the handling, use, presence, generation, treatment, transportation, storage, disposal, Release or threatened Release of or human exposure to any Hazardous Material.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is, or was at the relevant time, considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means an amount in cash equal to the aggregate amount of all out-of-pocket fees, costs and other expenses (including legal fees, financial advisory fees, consultant fees, filing fees and travel expenses) that Parent or the Company as applicable has directly or indirectly paid or otherwise borne, in connection with this Agreement and the Transactions, up to a maximum of $10,000,000.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (b) any political party or party official or candidate for political office; (c) any public international organization or any department or agency thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Entity” means (a) any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof (including any governmental agency, branch, department, division, official, or entity, and any court or tribunal); (b) any entity owned in whole or in part by any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof; (c) any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and (d) any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any chemicals, materials, wastes or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under, or for which liability or standards of conduct are imposed pursuant to, any Environmental Law, including petroleum or petroleum by-products, asbestos or asbestos-containing materials or products, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs) radioactive materials, lead-based paints and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents, utility models and industrial design registrations and applications (including any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations and applications for any of the foregoing) (“Patents”), (b) trademarks, service marks, trade names, trade dress, logos, slogans, corporate names, brand names and other source or origin indicators, in each case together with all goodwill associated with any of the foregoing, and all applications and registrations in connection therewith (“Trademarks”), (c) rights associated with the registration, ownership, or use of any internet domain name, together with any rights in such internet domain name and any account associated therewith (“Internet Domain Names”), (d) rights associated with the registration, ownership, or use of an account with a proprietor of an internet-based application or Web site that facilitates the creation and exchange of user-generated content, such as Facebook, X, Pinterest, TikTok, or Instagram, (e) copyrights, works of authorship, mask works, and all renewals, registrations and applications in connection therewith, Software, and moral rights (“Copyrights”), (f) trade secrets and other intellectual property rights in confidential and proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information) (“Trade Secrets”), (g) all other intellectual property rights or proprietary rights which subsist in any part of the world; and (h) all tangible embodiments of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means (a) all computer hardware (including peripherals and ancillary equipment and network and telecommunications equipment), Software, servers, workstations, routers, hubs, switches, databases, circuits, networks, data communications lines and all other information technology equipment and infrastructure and (b) associated user manuals and other related documentation.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Company Shareholders Meeting and the Parent Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of the Company set forth in Section 8.3(a) of Company Disclosure Schedule or of the officers of Parent set forth in Section 8.3(a) of the Parent Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, common law, statute, code, ordinance, rule, regulation, and any legally-binding order, judgment, writ, stipulation, award, injunction, decree or arbitration award of any applicable Governmental Entity having the effect of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Liens shall not include non-exclusive licenses of Intellectual Property.

“NASDAQ” means the NASDAQ Stock Market LLC.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, circular, judgment, award, settlement or stipulation issued, promulgated, made, rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement.

“Parent Intellectual Property” means all Parent Owned Intellectual Property together with all third party Intellectual Property used, held for use in or necessary to conduct the business of Parent and its Subsidiaries as currently conducted.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below shall be so considered to the extent such Effect disproportionately impacts Parent and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries in the same geographic regions: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Parent or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriations or funding hiatus (or similar event), or civil unrest), changes due to natural or man-made disasters or any other national or international calamity, crisis or disaster or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) any Tariff Event, (e) actions expressly required of Parent (or expressly permitted in Section 5.2 of the Parent Disclosure Schedule) under this Agreement or taken at the written request of the Company (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (f) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, the Company, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (g) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of shares of Parent Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Parent or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (i) any failure by Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Parent Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Parent and its Subsidiaries.

“Parent Proprietary Software” means all Software included in the Parent Owned Intellectual Property.

“Parent Real Property Lease” means any lease, sublease, occupancy agreement or other agreement governing any Parent Leased Real Property and any amendment, modification, guaranties and side letters relating thereto.

“Parent Registered Intellectual Property” means any and all Parent Owned Intellectual Property which consists of (a) applications or registrations of Patents, (b) applications or registrations of Trademarks, (c) applications or registrations of Copyrights and (d) Internet Domain Names.

“Parent Stock Plan” means the Second Amended and Restated Parent Omnibus Incentive Plan, as amended from time to time.

“Parent Tax Counsel” means Willkie Farr & Gallagher LLP or such other nationally recognized Tax counsel reasonably acceptable to the Company and Parent.

“Parent Tax Opinion” means a written opinion from Parent Tax Counsel delivered to Parent in connection with the consummation of the Merger pursuant to Section 5.13(b), dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Parent Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Parent, Merger Sub and the Company pursuant to Section 5.13(b).

“Party” and “Parties” means Parent, Merger Sub and the Company, collectively or individually as the context may require.

“Permitted Liens” means (a) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Parent included in the Parent SEC Documents or the Company included in Company SEC Documents, as the case may be, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (c) matters of record, matters that would be revealed by a current, accurate survey of real property or a physical inspection thereof, Liens and other imperfections of title that do not secure or evidence indebtedness and do not and would not reasonably be expected to, individually or in the aggregate, materially impair the value or continued ownership, use and operation of the assets to which they relate, (d) restrictions on transfers under applicable securities Laws, (e) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon, (f) with respect to any leased real property, statutory or contractual landlord’s or lessor’s liens and (g) Liens incurred pursuant to the Company Credit Agreement.

“Person” means an individual, corporation (including not-for profit), limited company, limited liability company, partnership, association, estate, trust, unincorporated organization, Governmental Entity, or other entity or group of any kind or nature.

“Personal Information” means any information that relates, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or administrative proceeding (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before or otherwise involving, any Governmental Entity.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing or other release into, or migrating through, soil, air, water, groundwater, wetland or any other environmental medium.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all (a) computer programs (including any and all software, firmware, or implementation of algorithms, models and methodologies whether in source code, executable code, or object code), (b) APIs; (c) assemblers and compilers; (d) data files, (e) software libraries; (f) device drivers; (g) databases and database schema and compilations (including any and all data and collections of data, whether machine readable or otherwise), (h) all programming notes, flow-charts and other work product used to design and develop any of the foregoing, and (i) documentation (including user manuals and training materials) relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tariff Event” means changes in interest, currency or exchange rates, commodity prices, tariffs, anti-dumping or countervailing duties, surtaxes or any trade wars or worsening of the foregoing.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching Party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching Party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement. This Agreement (together with the Exhibits, the Parent Disclosure Schedules, the Company Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Parent Disclosure Schedules, the Company Disclosure Schedules, schedules and similar documents and instruments delivered pursuant to this Agreement shall not be deemed part of this Agreement for purposes of the OGCL, but shall have the effects provided in this Agreement otherwise (including with respect to this Section 8.6).

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

8.8 No Third Party Beneficiaries. Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein shall be binding upon and inure solely to the benefit of the Parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein. The Parties further agree that the rights of third-party beneficiaries under Section 5.9 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “made available to Parent” or “made available to the Company”, as applicable, and words of similar import refer to documents (a) posted to the data room maintained by Parent or the Company or their respective Representatives, as applicable in connection with the Transactions, (b) delivered in person or electronically to Parent and Merger Sub or the Company or any of their respective Representatives, as applicable, or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Parent or the Company, the term “material” shall be interpreted to mean, as applicable, “material to the business of Parent and its Subsidiaries, taken as a whole” or “material to the business of the Company and its Subsidiaries, taken as a whole.”

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflict of law principles thereof. Notwithstanding the foregoing (i) the matters contained in Article 1 and Article 2 shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger and the effects of the Merger, and (ii) all matters relating to the fiduciary duties of the Company Board (clauses (i) and (ii) together, the “Ohio Law Matters”) shall be governed and construed in accordance with the laws of the State of Ohio, in each case without regard to the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, (i) for all matters other than the Ohio Law Matters, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, and (ii) for the Ohio Law Matters, to the court of Common Pleas, Commercial Docket, Cuyahoga County, Ohio, or in the event such court does not have jurisdiction, a Federal Court of the United States sitting in Cuyahoga County, Ohio, in each case in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the Parties hereby irrevocably and unconditionally (A) agrees not to commence any such Proceeding except in such courts, (B) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware or Ohio State court (as applicable) or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware or Ohio State or Federal court (as applicable), and (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware or Ohio State or Federal court (as applicable). Each of the Parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER

PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by portable document format (.PDF) or other electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.12 Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the Parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other Party in the case of a breach of this Agreement involving a Willful and Material Breach.

8.13 Disclosure Schedules. The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Parties, (b) the disclosure by the Parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any Party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent on the face of such disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Parties except as and to the extent provided in this Agreement, and (g) in disclosing such information, the disclosing Party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OLYMPIC STEEL, INC.

By:	/s/ Richard T. Marabito
Name: Richard T. Marabito
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

RYERSON HOLDING CORPORATION

By:	/s/ Edward Lehner
Name: Edward Lehner
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CRIMSON MS CORP.

By:	/s/ Edward Lehner
Name: Edward Lehner
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

OLYMPIC STEEL, INC.

October 28, 2025

BY ELECTRONIC MAIL

Michael D. Siegal:

Re:	Good Reason Waiver Letter Agreement

Dear Mr. Siegal,

As you are aware, Olympic Steel, Inc., an Ohio corporation (the “Company”), is negotiating an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into concurrently herewith between the Company and Ryerson Holding Corporation, a Delaware corporation (the “Parent”), pursuant to which, upon the consummation of the transactions contemplated therein, the Company would be merged with and into a subsidiary of Parent and the Company and each of its direct and indirect subsidiaries will become directly and indirectly wholly owned subsidiaries of the Parent (the “Merger”). The purpose of this letter is to memorialize our mutual understanding regarding your continued employment with the combined companies following the consummation of the transactions contemplated by the Merger Agreement (the “Closing”). In connection with, and upon the occurrence of, the Closing, you will be appointed as the Chairman of Ryerson Holding Corporation and will have duties and responsibilities typically associated with such title, together with such other duties and responsibilities consistent with your position as reasonably assigned to you from time to time. If the Merger is not consummated for any reason, this letter agreement will be void ab initio.

Upon your appointment as the Chairman of Ryerson Holding Corporation, you will remain eligible to receive the same annual rate of base salary of $500,000. Your base salary may be adjusted at the sole discretion of the Board of Directors of Parent or an authorized committee thereof from time to time, provided, however, in no event shall your annual rate of base salary be reduced below $500,000 without your written consent. Such base salary shall be in lieu of any other board compensation.

By signing below and subject to, and in consideration for, your appointment as Chairman of Ryerson Holding Corporation, you acknowledge and agree that you fully and voluntarily waive your rights to submit a notice of “Good Reason” termination and/or to claim severance or other benefits in connection with such appointment or any change, individually or collectively, in your reporting structure, authority, duties, position, or responsibilities as a result of your appointment, under that certain Management Retention Agreement entered into between the Company and you (the “Retention Agreement”), or with respect to any of your outstanding awards subject to the Amended and Restated Olympic Steel, Inc. 2007 Omnibus Incentive Plan, as may be amended from time to time (together, the “Incentive Plans”), and the applicable award agreements issued to you thereunder, or any other agreement to which you are a party with the Company or any of its subsidiaries or any other plan or policy maintained by the Company or any of its subsidiaries.

Except as otherwise modified herein, each of the Retention Agreement, the Incentive Plans, and the awards agreements issued to you thereunder, and any other agreement to which you are a party with the Company or any of its subsidiaries shall remain in full force and effect in accordance with its existing terms and you will retain your rights thereunder as to any future changes not described in this letter agreement, except that “Good Reason” is to be measured against the reporting structure, authority, duties, position, and responsibilities assigned to at closing you in connection with your appointment as Chairman of Ryerson Holding Corporation. You acknowledge and agree that, upon the consummation of the Closing, Parent shall be a third-party beneficiary to this letter, with full rights to enforce this letter agreement and the matters documented herein

This letter agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to agreements made and to be performed in that state, without regard to conflict of law rules, and the exclusive venue of any legal proceeding concerning or arising under this letter agreement shall be the state and federal district courts that are located in the State of Ohio and you hereby waive any right to trial by jury in connection with any dispute arising under or concerning this letter agreement. This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

To confirm your agreement with the foregoing, please execute both copies of this letter agreement where indicated below and return one executed copy to Mark S. Silver, Executive Vice President, General Counsel and Chief HR Officer of Parent, and retain one copy for your files.

Sincerely,

OLYMPIC STEEL, INC.

By:	/s/ Richard A. Manson

Name:	Richard A. Manson
Title:	Chief Financial Officer

RYERSON HOLDING CORPORATION

By:	/s/ Edward J. Lehner

Name:	Edward J. Lehner
Title:	Chief Executive Officer

Agreed and accepted as of October 28, 2025:

/s/ Michael D. Siegal
Michael D. Siegal

Exhibit 10.2

OLYMPIC STEEL, INC.

October 28, 2025

BY ELECTRONIC MAIL

Richard Marabito:

Re:	Continued Employment Letter Agreement

Dear Richard:

As you are aware, Olympic Steel, Inc., an Ohio corporation (the “Company”), is negotiating an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into concurrently herewith between the Company and Ryerson Holding Corporation, a Delaware corporation (the “Parent”), pursuant to which, upon the consummation of the transactions contemplated therein, the Company would be merged with and into a subsidiary of Parent and the Company and each of its direct and indirect subsidiaries will become directly and indirectly wholly owned subsidiaries of Parent (the “Merger”). Reference is made to that certain memorandum of Employment Continuation and Severance Plan, issued to you by the Company, dated as of December 27, 2023 (the “Prior Continuation Letter”).

The purpose of this letter agreement (this “Letter Agreement”) is to memorialize our collective understanding regarding your continued employment with the combined companies following the consummation of the transactions contemplated by the Merger Agreement (the “Closing”). In connection with, and upon the occurrence of, the Closing, you will be appointed as the President and Chief Operating Officer of Parent (the “Appointment”) and will have duties and responsibilities typically associated with such title, together with such other duties and responsibilities consistent with your position as reasonably assigned to you from time to time. If the Merger is not consummated for any reason, this Letter Agreement will be void ab initio.

Compensation

Base Salary

Upon your Appointment, you will remain eligible to receive the same annual rate of base salary of $975,000. Your base salary may be adjusted at the sole discretion of the Board of Directors of Parent (the “Parent Board”) or an authorized committee thereof from time to time, provided, however, in no event shall your base salary be reduced below this level without your written consent.

Annual Cash Incentive

The Closing is expected to occur during 2026, and for the 2026 fiscal year, you will be eligible to receive an annual cash bonus opportunity under the Company’s expected annual bonus program for the 2026 fiscal year, as determined in a manner consistent with the terms set forth on Exhibit A hereto (the “2026 Annual Bonus”). Commencing with the 2027 fiscal year, if so determined by the Parent Board or an authorized committee thereof, you will be eligible to participate in an annual cash incentive plan on the same basis as similarly situated employees of Parent, with target bonus opportunities commensurate with your role as reasonably determined by the Parent Board or an authorized committee thereof. You hereby acknowledge and agree that such transition to Parent’s annual cash incentive plan (including, without limitation, the resulting modification to your annual bonus opportunity) shall not constitute “Good Reason” for purposes of the Severance Plan (as defined below).

Long-Term Incentives

In addition, it is hereby acknowledged that you and the Company have mutually agreed that you will not receive a 2026 long-term incentive award from the Company prior to the Closing. Accordingly, so long as you do not receive any such award, Parent hereby agrees that following the Closing you will be eligible to receive a 2026 long-term incentive award from Parent relating to Parent restricted stock units with a grant date fair value equal to no less than $1,100,000, subject to the approval of the compensation committee of the Parent Board, and that will be subject to time- and performance-based vesting conditions consistent with the time- and performance-based vesting conditions that apply to similarly situated executives of Parent and its affiliates; provided, that, any such long-term incentive award will not provide for any special vesting terms relating to “retirement” or a termination of employment in connection with a “retirement” and will otherwise be subject to the terms and conditions of Parent’s Second Amended and Restated 2014 Omnibus Incentive Plan, as amended or amended and restated from time to time (the “Parent Equity Plan”).

In addition, in connection with your Appointment and upon the occurrence of the Closing, Parent is pleased to inform you that, subject to the approval of the compensation committee of the Parent Board, you will be granted a special one-time sign-on Parent restricted stock unit award with a grant date fair value of $3,880,000 (the “Sign On RSU”) pursuant to the Parent Equity Plan and standard form of award agreement, with the number of shares subject to each Sign On RSU determined using the per-share closing price of Parent’s common stock as of the date of Closing; provided, that in no event will the number of shares underlying the Sign On RSU grant relate to less than 150,496 shares of Parent or more than 169,309 shares of Parent. The Sign On RSU will vest, subject to your continued employment through such date, on the third anniversary of the Closing; provided, that, if your employment is terminated by Parent without “Cause” (as defined in Exhibit B) or if you terminate your employment for “Good Reason” (as such terms are defined in the Severance Plan as modified herein), subject to your timely execution and delivery to Parent of a general release in favor of Parent, the Company, and each of their affiliates that is acceptable to Parent, within twenty-one (21) days (or in the event that such termination is “in connection with an exit incentive or other employment termination program,” forty-five (45) days) following the date of termination and your non-revocation of such release during the applicable revocation period, all of your outstanding and then-unvested Sign On RSUs will become vested. Further, if your employment is terminated due to a Disability (as defined in the Severance Plan) or due to your death, you will be eligible to vest into a pro-rated number of your Sign On RSUs, determined based on the number of days in the three-year vesting period that has elapsed as of such date, provided that the foregoing release condition is satisfied by either by you or on your behalf by your estate or a person having legal power of attorney over your affairs.

Commencing with the 2027 fiscal year, you will be eligible to participate in Parent’s long-term incentive plan on the same basis as similarly situated employees of Parent and the terms and condition of any equity award granted to you will be determined by the Parent Board, in its sole discretion and in a manner consistent with the equity awards made available to similarly situated executives of Parent and its affiliates. You hereby acknowledge and agree that such transition to Parent’s long-term incentive plan (including, without limitation, the resulting modification to your annual long-term incentive opportunity) shall not constitute “Good Reason” for purposes of the Severance Plan.

Benefits; Severance

During 2026, you will be eligible to receive employee benefits and perquisites that are at least as good as the employee benefits and perquisites provided to you prior to the Closing, which must include the

2

following: (A) medical, dental, disability, and life insurance benefits and 401(k) plan contributions, (B) a car allowance and cell phone allowance of $2,200 per month, (C) reimbursement of up to $10,000 per year for personal tax preparation and financial services fees, and (D) payment of country club dues. Commencing with the 2027 fiscal year and for each fiscal year thereafter, if so determined by the Parent Board, in lieu of the foregoing, you may instead be eligible to participate in the health, welfare, and retirement benefits made available to similarly situated executives of Parent. Further, you hereby acknowledge and agree that your car and cell phone allowance and reimbursement for personal tax services and country club dues may be replaced with a one-time adjustment to your base salary equal to the cost of the foregoing.

Further, while your employment remains at-will, meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause, each of Parent and the Company hereby acknowledge and agree that following the Closing, you will remain eligible to receive the same severance payments and benefits set forth in the Key Executive Severance Plan, effective November 2, 2023 (the “Severance Plan”), subject to the terms and conditions set forth in the Severance Plan and acknowledgements set forth herein.

Good Reason Acknowledgement

By signing below and subject to, conditioned on and in consideration for, your Appointment and your receipt of the Sign-On RSU and compliance with this Letter Agreement by the Company and Parent, you acknowledge and agree that you fully and voluntarily waive your rights (a) to submit a notice of “Good Reason” termination under prong (i), (ii) or, as it relates to reasonable travel that may be required of you to effectively perform your duties and responsibilities or otherwise for business reasons, (iii) of such definition and/or (b) to claim severance or similar benefits in connection with your Appointment or any change, individually or collectively, in your reporting structure, authority, duties, position, or responsibilities as a result of your appointment, under the Severance Plan, or with respect to any of your outstanding awards subject to the Amended and Restated Olympic Steel, Inc. 2007 Omnibus Incentive Plan, the Olympic, Inc. Senior Management Compensation Plan, or the Olympic Steel, Inc. C-Suite Long Term Incentive Plan, each as may be amended from time to time (together, the “Incentive Plans”), and the applicable award agreements issued to you thereunder, or any other agreement to which you are a party with the Company or any of its subsidiaries or any other plan or policy maintained by the Company or any of its subsidiaries. You further acknowledge and agree that your future commencement of participation in the Parent’s compensation and employee benefits plans (including short- and long-term incentive plans) in accordance with the terms hereof will not give rise to a claim for “Good Reason” under prong (i) or (ii) of such definition under the Severance Plan. Further, you hereby acknowledge and agree that you will spend sufficient time at the Company’s offices, facilities and elsewhere to effectively perform your duties and responsibilities and that you may be required to travel from time to time for business reasons, and that each of the foregoing shall not constitute “Good Reason” pursuant to prong (iii) of such definition under the Severance Plan, in each case regardless of whether such travel is significantly greater than was customary prior to the Closing.

Except as otherwise modified herein, each of the Severance Plan, the Incentive Plans, and the awards agreements issued to you thereunder, and any other agreement to which you are a party with the Company or any of its subsidiaries shall remain in full force and effect in accordance with its existing terms and you will retain all of your rights thereunder as to any future transactions, changes or other matters not described in this Letter Agreement, except that “Good Reason” is to be measured against the reporting structure, authority, duties, position, and responsibilities assigned to you at Closing in connection with your Appointment and the compensation and benefits contemplated herein. By signing below, Parent hereby assumes and agrees to be subject to and bound by the Severance Plan from and after the Closing.

3

Scope of Confidentiality, Non-Compete and Non-Solicit Restrictions

Further, as a condition of Parent’s willingness to enter into this Letter Agreement and your continued employment with the combined companies, you hereby reaffirm the obligations and covenants made by you in favor of the Company pursuant to that certain Participation Notice for the Severance Plan and acknowledge and agree that from and after Closing all references to the “Company” set forth in the non-competition, non-solicitation and confidentiality obligations set forth in your Participation Notice for the Severance Plan shall hereafter refer to each of the Company, Parent, and each of their respective direct and indirect subsidiaries (as amended, the “Restrictive Covenants”). The parties hereto acknowledge and agree that the Letter Agreement and the Restrictive Covenants will be considered separate contracts, and the Restrictive Covenants will survive the termination of this Letter Agreement for any reason other than a termination resulting from the termination of the Merger Agreement or the abandonment of the Merger.

Clawback

Any compensation provided by the terms of this Letter Agreement, and such other applicable compensation payable to you, will be subject to potential mandatory cancellation, forfeiture, and/or repayment by you to the Company or Parent, as applicable, to the extent that you are, or in the future become, subject to (x) any Company or Parent clawback or recoupment policy that is adopted to comply with the requirements of any applicable laws, rules, regulations, stock exchange listing standards, or otherwise or (y) any applicable laws that impose mandatory clawback or recoupment requirements under the circumstances set forth in such laws, including as required by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or other applicable laws, rules, regulations, or stock exchange listing standards, as may be in effect from time to time, and which may operate to create additional rights for the Company and/or Parent, as applicable, with respect to awards and the recovery of amounts relating thereto. By executing this Letter Agreement, you consent to be bound by the terms of any applicable clawback policy, and agree and acknowledge that you are obligated to cooperate with, and provide any and all assistance necessary to, the Company or Parent in its efforts to recover or recoup any. applicable compensation that is subject to clawback or recoupment pursuant to such laws, rules, regulations, stock exchange listing standards, or company policy. Such cooperation and assistance shall include, but is not limited to, executing, completing, and submitting any documentation necessary to facilitate the recovery or recoupment by the Company or Parent from you of any such amounts, including from your accounts or from any other compensation, to the extent permissible under Section 409A of the Internal Revenue Code of 1986, as amended. You will also be subject to (or deemed subject to) all other policies applicable to other similarly situated senior executives from time to time.

Miscellaneous

This Letter Agreement, together with its schedules, exhibits, and any documents expressly incorporated by reference, constitutes the entire agreement among you, the Company and Parent with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, negotiations, representations, warranties, and communications, whether written or oral, relating to such subject matter, including the Prior Continuation Letter.

The Company may withhold from any amounts payable to you under this Letter Agreement or otherwise related to your employment all federal, state, city or other taxes as the Company is required to withhold pursuant to any applicable law, regulation, or ruling.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Ohio applicable to agreements made and to be performed in that state, without regard to conflict of law rules, and the exclusive venue of any legal proceeding concerning or arising under this Letter Agreement shall be the state and federal district courts that are located in the State of Ohio and you hereby waive any right to trial by jury in connection with any dispute arising under or concerning this Letter Agreement. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument, subject to the terms hereof.

This Letter Agreement will be binding upon and inure to the benefit of each of Parent, the Company, and their respective successors and assigns. Neither this Letter Agreement nor any of the rights, obligations, or interests arising hereunder may be assigned by Parent or the Company without your prior written consent (which will not be unreasonably withheld, delayed, or conditioned), to a person or entity other than an assignment to an affiliate or parent entity of Parent or the Company. Your rights and obligations under this Letter Agreement will not be transferable by you by assignment or otherwise, without the prior written consent of Parent and the Company; provided, however, that if you die, all amounts then payable to you hereunder will be paid in accordance with the terms of this Letter Agreement to your devisee, legatee, or other designee, or if there be no such designee, to your estate.

5

To confirm your agreement with the foregoing, please execute both copies of this Letter Agreement where indicated below and return one executed copy to Mark S. Silver, Executive Vice President, General Counsel and Chief HR Officer of Parent, and retain one copy for your files.

Sincerely,

OLYMPIC STEEL, INC.

By:	/s/ Richard A. Manson
Name:	Richard A. Manson
Title:	Chief Financial Officer

RYERSON HOLDING CORPORATION

By:	/s/ Edward J. Lehner
Name:	Edward J. Lehner
Title:	Chief Executive Officer

Agreed and accepted as of October 28, 2025:

/s/ Richard T. Marabito

Richard T. Marabito

[Signature Paget to Continued Employment Letter Agreement]

Exhibit A

2026 Annual Bonus Principles

1.

Defined Terms. Defined terms used in this Exhibit A to the Letter Agreement to which it is attached shall have the meanings ascribed to such terms in the Letter Agreement. In addition, for purposes of this Exhibit A, the following terms shall have the following meanings:

•	“Average Net Assets” means the 12-month average of net accounts receivable, net inventory, and net property, plant, and equipment during the 2026 fiscal year.

•	“Combined Companies” means Parent, the Company, and each of their direct and indirect subsidiaries.

•	“Company Group” means the Company and each of its direct and indirect subsidiaries as of immediately prior to the Closing.

•

“EBITDA” means annual earnings before interest, taxes, depreciation, and amortization (computed without respect to any LIFO adjustments), computed in a manner consistent with Company’s prior year calculation, provided, that, it shall exclude any one-time extraordinary transaction costs relating to the Merger incurred by the Company or any other costs pushed down from Parent to the Company Group following the Closing and during 2026 other than costs approved by the Parent Board or an authorized committee thereof related to costs that are required to be allocated across the enterprise as ordinary course expenses that would have otherwise been borne by the Company Group on a stand-alone basis had it remained a stand-alone (i.e., audit fees, investments in cyber security, etc.).

•	“Return on Assets” means EBITDA divided by Average Net Assets.

2.

Bonus Formula and Cap. For the 2026 fiscal year, your 2026 Annual Bonus will be equal to 1.15% of the Company Group’s EBITDA (the “Payout Percentage”), calculated in a manner consistent with the Company’s past practice of calculating EBITDA for purposes of its annual bonus plan. Notwithstanding the foregoing, the maximum amount of your 2026 Annual Bonus will in no event be greater than $3,000,000.

3.

ROA Floor. Your 2026 Annual Bonus will be subject to the achievement of a Return on Assets by the Company Group of at least 5%. If the Company Group’s Return on Assets is less than 5% during 2026, you shall not be entitled to a 2026 Annual Bonus.

4.

The 2026 Annual Bonus, if any, shall be paid to you at the same time that annual bonuses are paid to similarly situated employees of Parent in the ordinary course and consistent with past practice, subject to your continuous employment through the payment date, but no later than March 15, 2027.

5.

Extraordinary items will be excluded in assessing the level of performance for purposes of determining your 2026 Annual Bonus (e.g., large write-down of an asset unrelated to normal operations), unless the Parent Board determines that an extraordinary item shall not be excluded and the inclusion of the extraordinary item results in a lesser award amount. Further, the Parent Board may make such other equitable adjustments in determining the 2026 Annual Bonus payable to you hereunder to reflect (i) a significant acquisition or divestiture, (ii) a significant capital transaction, and (iii) any other unusual nonrecurring or other extraordinary event or item, including, without limitation, those resulting from the integration of the Combined Companies, in each case, as the Parent Board deems, in its good faith discretion, required in order to address any dilution or enlargement of the rights intended to be granted to, or available for, you herein.

Exhibit B

“Cause” Definition

“Cause” means a reasonable determination by the Parent Board made in good faith, pursuant to the exercise of its business judgment, that anyone of the following events has occurred:

•	You are found by the Parent Board to have engaged in (i) willful misconduct, (ii) willful or gross neglect, (iii) fraud, (iv) misappropriation, or (v) embezzlement in the performance of your duties;

•

You are found by the Parent Board to have failed to provide reasonable cooperation with any federal government or other governmental regulatory investigation, the reasonableness of such cooperation to be determined by reference to statutory and regulatory authorities, Federal Sentencing Guidelines, and relevant case law interpretations;

•

You sign or certify statements required to be made pursuant to Sarbanes-Oxley Sections 302 and 906, or other similar rules or regulations then in effect, which turn out to be false or inaccurate in any material respect; provided, however, that the Parent Board has made a reasonable determination in good faith that you knew or should have known that such statements were false or inaccurate in any material respect;

•

You have been indicted by a state or federal grand jury with respect to a felony, a crime of moral turpitude or any crime involving Parent, the Company, or any of their respective affiliates (other than pursuant to actions taken at the direction or with the approval of the Parent Board) and a special committee of the Parent’s Board, chaired by an outside director appointed by the Parent’s Chair of the Audit Committee, considers the matter, makes a recommendation to the Parent’s Board to terminate your employment for Cause, and the Parent Board concurs in that recommendation; or

•	You are found by the Parent Board to have engaged in a material violation of the Code of Conduct of the Company or Parent as then in effect.